Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

dated as of January 26, 2005

by and among

MAPICS, INC.,

MAGELLAN MERGER SUB, INC.,

INFOR INTERNATIONAL LIMITED,

and

INFOR GLOBAL SOLUTIONS TOPCO LTD.

3.25	Properties and Assets	28
3.26	Labor Matters	28
3.27	Insurance	29
3.28	Company Expenses	29
3.29	State Takeover Statutes	30

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF MERGER SUB, INFOR AND PARENT		30
4.01	Organization and Qualification	30
4.02	Charter Documents and Bylaws	31
4.03	Authority Relative to this Agreement	31
4.04	No Violation; Required Filings and Consents	31
4.05	Litigation	32
4.06	Financing	32
4.07	Brokers	32
4.08	Information to be Supplied	32
4.09	Expenses	33

ARTICLE 5 COVENANTS		33
5.01	Interim Operations	33
5.02	Shareholders Meeting	37
5.03	Filings and Consents	38
5.04	Access to Information	39
5.05	Notification of Certain Matters	39
5.06	Public Announcements	39
5.07	Indemnification; Directors’ and Officers’ Insurance	40
5.08	Further Assurances; Reasonable Best Efforts	42
5.09	[Intentionally Omitted]	42
5.10	No Solicitation	42
5.11	Third Party Standstill Agreements	44
5.12	SEC Reports	44
5.13	Delisting	44
5.14	Financing	44
5.15	Rights Agreement	45
5.16	Shareholder Litigation	45
5.17	Conveyance Taxes	46
5.18	Special Meeting	46
5.19	State Takeover Laws	46
5.20	Transition Assistance	46
5.21	Termination of Agreements	46

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		46
6.01	Conditions to the Obligations of Each Party	46
6.02	Conditions to Obligations of Parent, Merger Sub and Infor	47
6.03	Conditions to Obligation of the Company	49

ii

ARTICLE 7 TERMINATION		49
7.01	Termination by Mutual Consent	49
7.02	Termination by Parent, Merger Sub, Infor or the Company	50
7.03	Termination by Parent, Merger Sub and Infor	50
7.04	Termination by the Company	51
7.05	Effect of Termination	51

ARTICLE 8 MISCELLANEOUS		52
8.01	Payment of Fees and Expenses	52
8.02	Guarantee	53
8.03	No Survival	53
8.04	Modification or Amendment	53
8.05	Entire Agreement; Assignment	53
8.06	Validity	54
8.07	Notices	54
8.08	Governing Law	55
8.09	Descriptive Headings	55
8.10	Counterparts	55
8.11	Certain Definitions	55
8.12	Specific Performance	55
8.13	Extension; Waiver	56
8.14	Third-Party Beneficiaries	56
8.15	Severability	56
8.16	Submission to Jurisdiction	56

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 26, 2005, is entered into by and among MAPICS, Inc., a Georgia corporation (the “Company”), Magellan Merger Sub, Inc., a Georgia corporation (“Merger Sub”), Infor International Limited, a Cayman Islands company (“Infor”), and Infor Global Solutions Topco Ltd., a Cayman Islands company (“Parent”).

RECITALS

WHEREAS, a special committee of the board of directors of the Company, consisting solely of disinterested directors (the “Special Committee”), subject to the terms and conditions set forth herein, has (i) declared the advisability of this Agreement and the Merger, (ii) recommended that the board of directors of the Company (the “Company Board”) approve this Agreement, and (iii) received a written opinion of the Financial Advisor (as defined in Section 3.20) as set forth in Section 3.20 herein;

WHEREAS, the Company Board, based upon the recommendation of the Special Committee and subject to the terms and conditions set forth herein, has (i) declared the advisability of this Agreement and the Merger and approved this Agreement and the Merger, and (ii) resolved to recommend approval and adoption of this Agreement and the Merger by the shareholders of the Company;

WHEREAS, the board of directors of Merger Sub has (i) declared the advisability of this Agreement and the Merger, (ii) approved this Agreement and the Merger, and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by the shareholders of Merger Sub;

WHEREAS, Magellan Holdings, Inc., the sole shareholder of Merger Sub and a direct, wholly-owned subsidiary of Infor, has approved this Agreement and the Merger;

WHEREAS, Infor and Merger Sub are indirect subsidiaries of Parent, and the consummation of the Merger is and will be of direct benefit to Parent;

WHEREAS, the Special Committee, the Company Board and the board of directors of Merger Sub have approved the merger of Merger Sub with and into the Company, with the Company as the surviving corporation, upon the terms and subject to the conditions set forth in this Agreement and the Georgia Business Corporation Code (the “GBCC”), whereby (i) each issued and outstanding share of the common stock, par value $.01 per share (the “Common Shares”), of the Company (other than Common Shares to be canceled pursuant to Section 2.01(b) and Dissenting Shares (as defined in Section 2.01(d))), shall be converted into the right to receive the Merger Consideration (as defined in Section 2.01(a)), (ii) each Cash-Pay Option (as defined in Section 2.02(b)) shall be converted into the right to receive the Cash-Pay Option Consideration (as defined in Section 2.02(b)), (iii) each Warrant (as defined in Section 2.02(d)) shall be converted into the right to receive the Warrant Consideration (as defined in Section 2.02(d)), (iv) each Purchase Plan Cash Option (as defined in Section 2.02(e)) shall be converted into the right to receive the Purchase Plan Cash Option Consideration (as defined in Section

2.02(e)), and (v) each DSIP Deferred Right (as defined in Section 2.02(f)) shall be converted into the right to receive the DSIP Deferred Grant Consideration (as defined in Section 2.02(f)); and

WHEREAS, the Company, Merger Sub, and Infor desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1

THE MERGER

1.01 The Merger. At the Effective Time (as defined in Section 1.02), subject to the terms and conditions of this Agreement and in accordance with the provisions of the GBCC, Merger Sub shall be merged (the “Merger”) with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Georgia.

1.02 Effective Time. As soon as practicable following the Closing (as defined in Section 1.07), the Company will cause a Certificate of Merger substantially in the form attached hereto as Exhibit 1.02 (the “Certificate of Merger”) to be duly executed, acknowledged and filed, in the manner required by the GBCC, with the Secretary of State of the State of Georgia, and the parties shall take such other and further actions as may be required by law to make the Merger effective. The date and time the Merger becomes effective in accordance with applicable law is referred to herein as the “Effective Time.”

1.03 Effects of the Merger. The Merger shall have the effects set forth herein, in the Certificate of Merger and in the GBCC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and the Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.04 Articles of Incorporation and Bylaws of the Surviving Corporation.

(a) The Articles of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until duly amended; provided that such Articles of Incorporation shall be amended to reflect that the name of the Surviving Corporation shall be “MAPICS, Inc.”

(b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until duly amended.

1.05 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with applicable law and the Surviving Corporation’s Articles of Incorporation and Bylaws.

1.06 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

1.07 Closing. Subject to the conditions contained in this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Kirkland & Ellis, 153 East 53rd Street, New York, New York 10022, on the day immediately following the last to occur of (i) March 14, 2005 and (ii) the third business day following the satisfaction (or waiver if permissible) of the conditions set forth in Article 6 that by their terms are not to be satisfied at the Closing or (b) at such other place and time and/or on such other date as the Company and Merger Sub may agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

1.08 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances in law or any other acts are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or Merger Sub, the Company and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments and assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation, and the officers and directors of the Surviving Corporation are authorized in the name of the Company to take any and all such action.

ARTICLE 2

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE COMPANY AND MERGER SUB

2.01 Effect on Shares of Capital Stock.

(a) Common Shares of the Company. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Common Shares, the Company or Merger Sub, each Common Share that is issued and outstanding immediately prior to the Effective Time (other than (i) Dissenting Shares, and (ii) those Common Shares to be canceled pursuant to Section 2.01(b)) shall be canceled and extinguished and converted into the right to receive $12.75 in cash (the “Merger Consideration”), payable to the holder thereof, without interest or dividends thereon, less any applicable withholding of taxes, in the manner provided in Section 2.03. All such Common Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and each holder of a certificate or certificates representing any such Common Shares shall cease to have any rights with respect thereto, except the right to receive the consideration specified in the preceding sentence.

(b) Cancellation of Certain Common Shares. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Common Shares, the Company or Merger Sub, each Common Share that is owned by the Company or any wholly owned subsidiary as treasury stock or otherwise or owned by Merger Sub or Infor or any of their respective subsidiaries immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c) Capital Stock of Merger Sub. As of the Effective Time, each share of common stock, par value $.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders of Merger Sub Common Stock, the Company or Merger Sub, be converted into one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”). Each certificate that, immediately prior to the Effective Time, represented issued and outstanding shares of Merger Sub Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the shares of the Surviving Corporation capital stock into which such shares have been converted pursuant to the terms hereof; provided, however, that the record holder thereof shall receive, upon surrender of any such certificate, a certificate representing the shares of Surviving Corporation Common Stock into which the shares of Merger Sub Common Stock formerly represented thereby shall have been converted pursuant to the terms hereof.

(d) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any Common Shares issued and outstanding immediately prior to the Effective Time and held by a holder (a “Dissenting Shareholder”) who timely delivers to the Company such holder’s notice of intent to demand payment for such holder’s shares if the Merger is effected, thereafter does not vote in favor of the Merger or consent thereto in writing and who otherwise properly demands appraisal for such Common Shares in accordance with the GBCC (“Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration at the Effective Time in accordance with Section 2.01(a) hereof, but shall represent and become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the laws of the State of Georgia, unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the GBCC. If, after the Effective Time, such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal, such former Dissenting Shares held by such holder shall be treated as if they had been converted as of the Effective Time into a right to receive, upon surrender as provided above, the Merger Consideration, without any interest or dividends thereon, in accordance with Section 2.01(a). The Company shall give Merger Sub prompt notice of any demands received by the Company for appraisal of Common Shares, withdrawals of such demands and any other instruments served pursuant to the GBCC and received by the Company, and Merger Sub shall have the right to direct all negotiations and proceedings with respect to such demands. The Company shall not make any payment with respect to, or settle or offer to settle, any such demands, except with the prior written consent of Merger Sub, such consent not to be unreasonably withheld or delayed.

2.02 Options; Warrants; Stock Plans.

(a) For purposes of this Agreement, the term “Option” means each outstanding unexercised option to purchase Common Shares, whether or not then vested or fully exercisable, granted on or prior to the date hereof to any current or former employee or director of the Company or any subsidiary of the Company or any other person, whether under any stock option plan or otherwise (including, without limitation, under the Marcam Corporation 1994 Stock Plan, as amended; the Marcam Corporation Amended and Restated 1987 Stock Plan, as amended; the MAPICS, Inc. Amended and Restated 1998 Non-Employee Directors Stock Incentive Plan, as amended (the “DSIP”); the MAPICS, Inc. Amended and Restated 1998 Non-Employee Director Stock Option Plan, as amended; the MAPICS, Inc. Amended and Restated 1998 Long-Term Incentive Plan, as amended; the Symix Systems, Inc. Non-Qualified Stock Option Plan for Key Employees and Directors, as amended; and the Frontstep, Inc. 1999 Non-Qualified Stock Option Plan for Key Employees, as amended) (collectively, the “Stock Plans”).

(b) The Company shall take all actions necessary so that (i) immediately prior to the Effective Time, each outstanding Option granted under the Stock Plans held by those holders of record listed on the Option Schedule included as part of Section 3.03(a) of the Company Disclosure Schedule under the heading “Cash-Pay Options” (the “Cash-Pay Options”) shall become immediately vested and exercisable in full and (ii) at the Effective Time, all Options shall be canceled, in each case, in accordance with and pursuant to the terms of the Stock Plans under which such Options were granted. In consideration of such cancellation, each holder of a Cash-Pay Option canceled in accordance with this Section 2.02(b) will be entitled to receive in settlement of such Cash-Pay Option as promptly as practicable following the Effective Time, but in no event later than 10 business days after the Effective Time, a cash payment from the Payment Fund (as defined in Section 2.03), subject to any required withholding of taxes, equal to the product of (i) the total number of Common Shares otherwise issuable upon exercise of such Cash-Pay Option and (ii) the Merger Consideration per Common Share less the applicable exercise price per Common Share otherwise issuable upon exercise of such Cash-Pay Option (the “Cash-Pay Option Consideration”); provided, however, that with respect to any person subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. The Company Board will fully accelerate the vesting schedule of the Options issued under the Company’s Stock Plans.

(c) [Intentionally Omitted]

(d) For purposes of this Agreement, the term “Warrant” means each outstanding unexercised warrant to purchase Common Shares granted on or prior to the date hereof to any person (including, without limitation, pursuant to that certain Common Share Purchase Warrant dated February 18, 2003, pursuant to which the holder thereof is entitled to purchase 134,270 Common Shares at an exercise price of $7.81 per share). The Company shall take all actions necessary so that, at the Effective Time, each Warrant shall be canceled, in each case, in accordance with and pursuant to the terms of each such Warrant. In consideration of such cancellation, each holder of a Warrant canceled in accordance with this Section 2.02(d) will be entitled to receive in settlement of such Warrant as promptly as practicable following the Effective Time, but in no event later than 10 business days after the Effective Time, a cash payment from the Payment Fund, subject to any required withholding of taxes, equal to the product of (i) the total number of Common Shares otherwise issuable upon exercise of such Warrant and (ii) the Merger Consideration per Common Share less the applicable exercise price per Common Share otherwise issuable upon exercise of such Warrant (the “Warrant Consideration”).

(e) With respect to the Company’s 2000 Employee Stock Purchase Plan, as amended (the “Purchase Plan”), the Company shall (i) take all actions thereunder to terminate all outstanding options under the Purchase Plan (each, a “Purchase Plan Cash Option” and collectively, the “Purchase Plan Cash Options”) at the close of business on the day immediately prior to the Effective Time (including the refund of all payroll deductions not used to purchase stock as required by Article 15 of the Purchase Plan) and (ii) in consideration for such termination, provide each of the participants thereunder, in lieu of Common Shares that would have otherwise been issuable upon the exercise of the outstanding Purchase Plan Cash Options, a cash payment from the Payment Fund, subject to any required withholding of taxes, equal to the product of (A) the total number of Common Shares the participant would have otherwise been issued upon the exercise of the Purchase Plan Cash Options (determined for this purpose by dividing the dollar amount of the payroll deductions refunded to the participant as provided in clause (i) above which would have otherwise been eligible to purchase Common Shares under the Purchase Plan by 85% of the fair market value of a Common Share (as determined in accordance with the Purchase Plan) on the first business day of the applicable Payment Period (as defined in the Purchase Plan)) and (B) the excess, if any, of the Merger Consideration over 85% of the fair market value of a Common Share on the first business day of the applicable Payment Period (the “Purchase Plan Cash Option Consideration”); provided, however, that with respect to any person subject to Section 16(a) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act.

(f) The Company shall (i) take all actions necessary to cause the termination (effective as of the close of business on the day immediately prior to the Effective Time) of the rights of each participant in the DSIP who has made an election under Section 6(d) of the DSIP to defer a grant of Common Shares under the DSIP (such rights, the “DSIP Deferred Rights”) and (ii) in consideration for such termination, provide each such participant, in lieu of Common Shares that would have otherwise been issuable on the Deferred Grant Date (as defined in the DSIP), a cash payment from the Payment Fund, subject to any required withholding of taxes, equal to the product of (A) the total number of Common Shares the participant would have otherwise been issued on the Deferred Grant Date and (B) the Merger Consideration (the “DSIP Deferred Grant Consideration”); provided, however, that with respect to any person subject to Section 16(a) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act.

(g) Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the relevant Stock Plans or the Purchase Plan or amending or waiving relevant agreements providing for vesting conditions on Common Shares or Options therefor) that are necessary to give effect to the transactions contemplated by this Section 2.02.

(h) Except as otherwise provided herein or agreed to in writing by Merger Sub and the Company or as may be necessary to administer Options remaining outstanding following the Effective Time, the Stock Plans and the Purchase Plan shall terminate effective as of the Effective Time and no participant in the Stock Plans or the Purchase Plan shall thereafter be granted any rights thereunder to acquire any equity securities of the Company, the Surviving Corporation, Infor or any subsidiary of any of the foregoing.

(i) The Company covenants that prior to the Effective Time it will take all actions necessary under that certain SEC no-action letter, dated January 12, 1999, to Skadden, Arps, Slate, Meagher & Flom, to provide that the cancellation and cash-out and conversion of Cash-Pay Options, the Purchase Plan Cash Options and the DSIP Deferred Rights, pursuant to this Section 2.02, will qualify for exemption under Rule 16b-3(d) or (e), as applicable, under the Exchange Act.

2.03 Payment for Common Shares, Options and Warrants in the Merger.

(a) Prior to the Effective Time, Merger Sub shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as exchange and paying agent, registrar and transfer agent (the “Agent”) for the purpose of (i) exchanging certificates representing, immediately prior to the Effective Time, Common Shares for the aggregate Merger Consideration, (ii) making payment of the aggregate Cash-Pay Option Consideration in exchange for the cancellation of all Cash-Pay Options, (iii) making payment of the aggregate Warrant Consideration in exchange for the cancellation of all Warrants, (iv) making payment of the aggregate Purchase Plan Cash Option Consideration in exchange for the cancellation of all Purchase Plan Cash Options, and (v) making payment of the aggregate DSIP Deferred Grant Consideration in exchange for the cancellation of all DSIP Deferred Rights. Subject to the Company’s obligations to deposit cash in the Payment Fund described in this Section 2.03(a), at or prior to the Effective Time, Merger Sub shall deposit, or Merger Sub shall otherwise take all steps necessary to cause to be deposited, in trust with the Agent for the benefit of the holders of Common Shares, Cash-Pay Options, Warrants, Purchase Plan Cash Options and DSIP Deferred Rights, as the case may be, cash in an aggregate amount equal to (i) the sum of (A) the product of (I) the number of Common Shares issued and outstanding immediately prior to the Effective Time and entitled to receive the Merger Consideration in accordance with Section 2.01(a) and (II) the Merger Consideration and (B) the amount necessary for the payment in full of the Cash-Pay Option Consideration, the Warrant Consideration, the Purchase Plan Cash Option Consideration and the DSIP Deferred Grant Consideration less (ii) the amount to be deposited by the Company as provided in this Section 2.03(a) (such aggregate amount described in (i) and (ii), together with the amount to be deposited by the Company as provided in this Section 2.03(a) being hereinafter referred to as the “Payment Fund”). Prior to the Effective Time, the Company shall deposit, or the Company shall otherwise take all steps necessary to cause to be deposited, in trust for the benefit of the holders of Common Shares, Cash Pay Options, Warrants, Purchase Plan Cash Options and DSIP Deferred Rights, as the case may be, cash in an aggregate amount

(subject to the following sentence) of not less than $24 million with the Agent for deposit into the Payment Fund (the “Company Cash Deposit”), which deposit shall be used solely and exclusively for purposes of paying the consideration specified in Section 2.02, and shall not be used to satisfy any other obligations of the Company or any of its subsidiaries; provided, however, that the Company shall retain such portion of the Company Cash Deposit as is necessary for purposes of paying the consideration specified in Section 2.02 to the holders of Cash Pay Options, Purchase Plan Cash Options, Warrants and DSIP Deferred Rights, which consideration shall be paid directly by the Company. Without limiting the Company’s obligations set forth in the preceding sentence, the Company shall, as of the Effective Time, have sufficient unrestricted domestic cash on hand to pay (i) any unpaid Expenses contemplated by Section 3.28 (including, without limitation, those incurred or which may be incurred by the Financial Advisor and counsel to the Company) and Expenses incurred in connection with any litigation with respect to, arising from or related to the Transactions, (ii) any compensation, remuneration or other amounts which may be payable by the Company in connection with the Change of Control Agreements (as defined in Section 3.10) (assuming that each employee of the Company that is a party to a Change of Control Agreement is terminated without Cause immediately following the consummation of the Merger) and (iii) the cost of the Tail Policy (as defined in Section 5.07(d)), and shall use commercially reasonable efforts to deposit all other available domestic cash of the Company (taking into account the reasonable short-term working capital needs of the Company) with the Agent for deposit into the Payment Fund. For purposes of determining the aggregate amount of cash to be deposited by Merger Sub pursuant to this Section 2.03(a), Merger Sub shall assume that no holder of Common Shares will perfect their right to appraisal of their Common Shares under the GBCC. The Agent shall, pursuant to instructions provided by Merger Sub, make the payments provided for in Section 2.01 and Section 2.02 of this Agreement out of the Payment Fund (it being understood that any and all interest earned on funds made available to the Agent pursuant to this Agreement shall be turned over to the party depositing such funds with the Agent). The Payment Fund shall not be used for any other purpose except as provided in this Agreement.

(b) Promptly after the Effective Time, but in no event later than 10 business days after the Effective Time, the Surviving Corporation shall cause the Agent to mail to each record holder of certificates (the “Certificates”) that immediately prior to the Effective Time represented Common Shares (i) a notice of the effectiveness of the Merger, (ii) a form letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Agent, and (iii) instructions for use in surrendering such Certificates and receiving the Merger Consideration in respect thereof.

(c) Upon surrender to the Agent of a Certificate, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive, within 10 business days after such surrender, in exchange therefor, in the case of Common Shares (other than Common Shares to be canceled pursuant to Section 2.01(b)), cash in an amount equal to the product of (i) the number of Common Shares formerly represented by such Certificate and (ii) the Merger Consideration, which amounts shall be paid by Agent by check or wire transfer in accordance with the instructions provided by such holder. No interest or dividends will be paid or accrued on the consideration payable upon the surrender of any Certificate. If the consideration provided for herein is to be delivered in the name of a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of such delivery that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such delivery shall pay any transfer or other taxes required by reason of such delivery to a person other than the registered holder of the Certificate, or that such person shall establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.03, each Certificate (other than Certificates representing Dissenting Shares or Common Shares to be canceled pursuant to Section 2.01(b)) shall represent, for all purposes, in the case of Certificates representing Common Shares (other than Common Shares to be canceled pursuant to Section 2.01(b)), only the right to receive an amount in cash equal to the Merger Consideration multiplied by the number of Common Shares formerly evidenced by such Certificate without any interest or dividends thereon.

(d) The consideration issued upon the surrender of Certificates in accordance with this Agreement shall be deemed to have been issued in full satisfaction of all rights pertaining to such Common Shares formerly represented thereby. After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Article 2.

(e) Any portion of the Payment Fund (including any amounts that may be payable to the former shareholders of the Company in accordance with the terms of this Agreement) which remains unclaimed by the former shareholders of the Company upon the 180th day immediately following the Closing Date shall be returned to the Surviving Corporation, upon demand, and any former shareholders of the Company who have not theretofore complied with this Article 2 shall, subject to Section 2.03(f), thereafter look to the Surviving Corporation only as general unsecured creditors thereof for payment of any Merger Consideration, without any interest or dividends thereon, that may be payable in respect of each Common Share held by such shareholder. Following the Closing, the Agent shall retain the right to invest and reinvest the Payment Fund on behalf of the Surviving Corporation in securities listed or guaranteed by the United States government or certificates of deposit of commercial banks that have, or are members of a group of commercial banks that has, consolidated total assets of not less than $500,000,000 and the Surviving Corporation shall receive the interest earned thereon.

(f) None of Merger Sub, the Company or Agent shall be liable to a holder of Certificates or any other person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered upon the seventh anniversary of the Closing Date (or immediately prior to such earlier date on which any Merger Consideration, dividends (whether in cash, stock or property) or other distributions with respect to Common Shares in respect of such Certificate would otherwise escheat to or become the property of any Governmental Authority (as defined in Section 3.06(b)), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interests of any person previously entitled thereto.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance acceptable to the Surviving Corporation) of that fact by the person (who shall be the record owner of such Certificate) claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(h) Each of the Agent, the Surviving Corporation and Infor shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Common Shares, Options, Warrants, Purchase Plan Cash Options or DSIP Deferred Rights pursuant to this Agreement such amounts as may be required to be deducted or withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of state, local or foreign tax law. To the extent that amounts are so deducted or withheld and paid over to the appropriate taxing authority by Agent, the Surviving Corporation or Infor, such amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s SEC Reports (as defined below) publicly filed after the filing date of the Company’s report on Form 10-K for the fiscal year ended September 30, 2003 (regardless of whether any representation or warranty in this Article 3 is expressly qualified by a reference to such SEC Reports) or in the disclosure schedule delivered by the Company to Merger Sub and Infor prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that any disclosure set forth on any particular Section of the Company Disclosure Schedule shall be deemed disclosed in another Section of the Company Disclosure Schedule if disclosure with respect to the particular Section is sufficient to make reasonably clear the relevance of the disclosure to such other Section), the Company represents and warrants to each of Merger Sub and Infor as of the date hereof and as of the Effective Time that:

3.01 Organization and Qualification. The Company and each of its subsidiaries (as described in Section 3.05) is a corporation or limited liability company, as the case may be, duly organized or formed, as the case may be, validly existing and in good standing (to the extent applicable) under the laws of its state or jurisdiction of incorporation or formation, as the case may be, and has the requisite power and authority to carry on its business as now being conducted, except where the failure to be in good standing (to the extent applicable) would not, individually or in the aggregate, have a Company Material Adverse Effect (as defined below). Except as set forth on Section 3.01 of the Company Disclosure Schedule, the Company and each of its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing (to the extent applicable), in each jurisdiction where the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing (to the extent applicable) would not, individually or in the aggregate, have a Company Material Adverse Effect. As used in this Agreement, the term “Company Material Adverse Effect” means any effect, event, or change that (i) is, or is reasonably likely to be, materially adverse to the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, other than any Excluded Matters or (ii) prevents or materially delays, or is reasonably likely to prevent or materially delay, the ability of the Company and its subsidiaries to perform in all material respects their obligations under this Agreement or to consummate the transactions contemplated hereby (the “Transactions”) in accordance with the terms hereof, other than any of the Excluded Matters described in clauses (c), (e), (f) or (h) of the following sentence. As used in this Agreement, “Excluded Matters” means any one or more of the following effects, events or changes: (a) general changes in economic conditions or changes in the software industry generally which do not have a materially disproportionate effect on the Company and its subsidiaries taken as a whole, (b) a change in the market price or trading volume of the Common Shares, in and of itself, or any change in the financial markets generally, (c) the effect of any change arising in connection with any “act of God” including, without limitation, weather, natural disasters and earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions, (d) the effect of any change caused by the taking of any action required or expressly permitted by this Agreement, (e) the effect of any change caused by the taking of any action by the Company that has been approved in writing by Parent, Infor or Merger Sub, (f) any change or effect resulting from a change in accounting rules or procedures announced by the Financial Accounting Standards Board, the SEC or any other accounting body with authority to promulgate U.S. generally accepted accounting principles, (g) resulting from a breach of this Agreement by Parent, Infor or Merger Sub, (h) resulting from or arising out of any change in any Law applicable to the Company or its industry or (i) resulting from the public announcement of the Transactions.

3.02 Charter Documents and Bylaws. The Company has heretofore made available to Merger Sub or its representatives a complete and correct copy of the articles of incorporation and the bylaws of the Company in full force and effect as of the date hereof. The Company is not in violation of any of the provisions of its articles of incorporation or bylaws. The Company has heretofore made available to Merger Sub or its representatives a complete and correct copy of the articles of incorporation and the bylaws (or equivalent organizational documents) of each subsidiary of the Company in full force and effect as of the date hereof. No subsidiary of the Company is in material violation of any of the provisions of its articles of incorporation or bylaws (or equivalent organizational documents).

3.03 Capitalization.

(a) The authorized capital stock of the Company consists of 90,000,000 Common Shares and 1,000,000 shares of preferred stock, par value $1.00 per share (the “Preferred Stock”), of which 30,000 shares have been designated as Series F Junior Participating Preferred Stock pursuant to the Amended and Restated Rights Agreement, dated as of March 30, 1998, as amended, between the Company and SunTrust, as rights agent (the “Rights Agreement”). As of the close of business on January 24, 2005, (i) 26,152,052 Common Shares were issued and outstanding (which amount includes the 353,684 treasury shares described in clause (v) below), (ii) no shares of Preferred Stock were issued and outstanding, (iii) 6,083,588

Common Shares were reserved for issuance pursuant to the Stock Plans, of which 4,404,997 Common Shares are subject to outstanding Options, (iv) 500,000 Common Shares were reserved for issuance pursuant to the Purchase Plan, of which 158,619 Common Shares remain available for sale thereunder, (v) 353,684 Common Shares were held by the Company in its treasury and (vi) except as set forth in this Section 3.03, the Company has not issued or granted any rights with respect to any capital stock of the Company or any rights or securities exercisable or convertible therefor. The Company has outstanding Cash-Pay Options pursuant to which an aggregate of 3,632,035 Common Shares are issuable and the weighted average exercise price for such Cash-Pay Options is $7.86056. Since the close of business on January 24, 2005, the Company has not taken any action which, if taken after the date of this Agreement, would be prohibited under Section 5.01(b). The Company has outstanding Warrants pursuant to which an aggregate of 134,270 Common Shares are issuable and the weighted average exercise price for such Warrants is $7.81. Except as set forth in this Section 3.03 and the Rights Agreement or as may exist or arise pursuant to the terms of the Purchase Plan or the DSIP, there are not now, and at the Effective Time there will not be, any options, warrants, calls, subscriptions, or other rights, or other agreements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue, transfer or sell any shares of capital stock of, or other equity interests in, the Company or any subsidiary of the Company. Section 3.03(a) of the Company Disclosure Schedule sets forth the name of each holder of an Option, together with the grant date, exercise price and number of Common Shares issuable upon exercise of each such Option. All issued and outstanding Common Shares are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. All of the outstanding shares of capital stock of, or other equity interests in, each subsidiary of the Company have been duly authorized and validly issued and are fully paid and non-assessable and, except as set forth on Section 3.03(a) of the Company Disclosure Schedule, are owned by either the Company or another of its wholly-owned subsidiaries, free and clear of all liens, charges, claims or encumbrances. There are no outstanding options, warrants, calls, subscriptions, convertible securities or other rights, or other agreements or commitments, obligating any subsidiary of the Company to issue, transfer or sell any shares of its capital stock or other equity interests. There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or any subsidiary of the Company.

(b) Other than as set forth on Section 3.03(b) of the Company Disclosure Schedule, to the knowledge of the Company, there are no shareholders agreements, voting trusts or other agreements or understandings relating to voting or disposition of any shares of capital stock of the Company or granting to any person or group of persons the right to elect, or to designate or nominate for election, a director to the Company Board.

3.04 Authority Relative to this Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement and the Merger by the holders of a majority of the outstanding Common Shares entitled to vote thereon, to consummate the Transactions pursuant to the GBCC. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize the Company’s execution and delivery of this Agreement or to consummate the

Transactions (other than the adoption of this Agreement and the Merger by the holders of a majority of the outstanding Common Shares entitled to vote thereon and the filing or recordation of appropriate merger documents as required by the GBCC). This Agreement has been duly and validly executed and delivered by the Company, and (assuming this Agreement constitutes a valid and binding obligation of Merger Sub and Infor) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and to general principles of equity.

3.05 Company Subsidiaries. Section 3.05 of the Company Disclosure Schedule contains a correct and complete list of each subsidiary of the Company and the jurisdiction in which each such subsidiary is incorporated or organized. Section 3.05 of the Company Disclosure Schedule sets forth for each subsidiary of the Company: (i) its authorized capital stock or share capital; (ii) the number of issued and outstanding shares of capital stock or share capital; and (iii) the Company’s direct or indirect equity interest therein. Except for equity interest in its subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any Person. No subsidiary of the Company owns, directly or indirectly, any capital stock or other ownership interest in any Person, except for the capital stock and/or other ownership interest in another wholly-owned subsidiary of the Company.

3.06 No Violation; Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement does not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) conflict with or violate any provision of the Company’s articles of incorporation or bylaws or conflict with or violate any provision of the articles of incorporation or bylaws or equivalent organization documents of any subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.06(b) have been obtained and all filings and obligations described in Section 3.06(b) have been made or complied with, conflict with or violate any foreign or domestic (federal, state or local) law, statute, ordinance, rule, regulation, permit, license, injunction, writ, judgment, decree or order (each, a “Law” and, collectively, “Laws”) applicable to the Company or any of its subsidiaries or by which any asset of the Company or any of its subsidiaries is bound or affected, (iii) except as set forth in Section 3.06(a) of the Company Disclosure Schedule, conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or require any payment under, or give rise to a loss of any benefit to which the Company or any subsidiary of the Company is entitled under any provision of any contract, instrument, permit, concession, franchise, license, loan or credit agreement, note, bond, mortgage, indenture, lease or other property agreement, partnership or joint venture agreement or other legally binding agreement, whether oral or written (each, a “Contract” and, collectively, “Contracts”), applicable to the Company or any such subsidiary or their respective properties or assets or (iv) to the Company’s knowledge, result in the creation or imposition of a lien, claim, security interest or other charge, title imperfection or encumbrance (each, a “Lien” and, collectively, “Liens”) on any asset of the Company or any subsidiary of the Company, except in the case of clauses (ii), (iii) and (iv) of this Section 3.06(a), to the extent that any such conflict, violation, breach, default, right, loss or Lien would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The execution and delivery by the Company of this Agreement does not, and the performance of this Agreement and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any domestic (federal, state or local) or foreign government or governmental, regulatory or administrative authority, agency, commission, board, bureau, court or instrumentality or arbitrator of any kind (“Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), the Nasdaq National Market (“Nasdaq”), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations thereunder, any required consent, approval, authorization, permit, filing or notification pursuant to applicable foreign merger control or competition laws and regulations and filing and recordation of appropriate documents for the Merger as required by the GBCC, (ii) for any applicable notification requirement with respect to the various transactions contemplated under Section 2.02 and Section 2.03 with respect to the Stock Plans and the Purchase Plan and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Company Material Adverse Effect.

3.07 SEC Reports and Financial Statements.

(a) The Company has filed all forms, reports, statements, schedules and other documents due to be filed at any time on or after September 30, 2001 (the “SEC Reports”) with the Securities and Exchange Commission (the “SEC”) required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder. The Company has made available to Merger Sub or its representatives copies of all such SEC Reports. Except as described in Section 3.07(a) of the Company Disclosure Schedule, the SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act and the published rules and regulations of the SEC thereunder, each as applicable to such SEC Reports and (ii) did not as of the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date hereof by a subsequently filed SEC Report. No subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act. As of the date hereof, there are no material unresolved comments issued by the staff of the SEC with respect to any of the SEC Reports.

(b) Except as described in Section 3.07(b) of the Company Disclosure Schedule, each of the consolidated financial statements (including, in each case, any notes thereto) of the Company included in the SEC Reports has been prepared in all material respects in accordance with the published rules and regulations of the SEC (including Regulation S-X) and in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as otherwise stated in such financial statements, including the related notes) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise set forth in the notes thereto (subject, in the case of unaudited statements, to the absence of complete footnote disclosure and to normal and recurring year-end adjustments, none of which, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect). Except as set forth on Section 3.07(b) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries have any outstanding indebtedness for borrowed money.

(c) Except as disclosed in Section 3.07(c) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is subject to any liabilities or obligations of any kind or nature (whether accrued, absolute, contingent, determinable or otherwise), except liabilities set forth on the face of the September 30, 2004 balance sheet included in the Company’s report on Form 10-K for the year ended September 30, 2004, liabilities incurred in the ordinary course of business and consistent with past practice, liabilities incurred in connection with the Transactions and liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as set forth in Section 3.07(d) of the Company Disclosure Schedule, none of the Company or any of its subsidiaries is indebted to any director or officer of the Company or any of its subsidiaries (except for amounts due as normal salaries and bonuses or in reimbursement of ordinary business expenses and directors’ fees) and no such person is indebted to the Company or any of its subsidiaries, and there have been no other transactions of the type required to be disclosed pursuant to Items 402 or 404 of Regulation S-K promulgated by the SEC.

(e) Except as set forth in Section 3.07(e) of the Company Disclosure Schedule, the Company has heretofore furnished or made available to Merger Sub or its representatives a complete and correct copy of any amendments or modifications which have not yet been filed with the SEC to SEC Reports which previously have been filed by the Company with the SEC pursuant to the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations promulgated thereunder.

3.08 Compliance with Applicable Laws. Except as set forth on Section 3.08 of the Company Disclosure Schedule, (i) neither the Company nor any of its subsidiaries is in violation of any Order (as defined in Section 6.01(b)) of any Governmental Authority or any Law of any Governmental Authority applicable to the Company or any subsidiary of the Company or any of their respective properties or assets and (ii) the business operations of the Company and its subsidiaries have been conducted in compliance with all Laws of each Governmental Authority, except in each case for possible violations which would not, individually or in the aggregate, have a Company Material Adverse Effect.

3.09 Absence of Certain Changes or Events. Except as set forth in Section 3.09 of the Company Disclosure Schedule or as contemplated by this Agreement, since September 30, 2004, the Company and its subsidiaries have conducted their businesses only in the ordinary course of business and in a manner consistent with past practice and there has not been:

(a) any material change in any method of accounting or accounting practice by the Company or any of its subsidiaries, except for any such change required by reason of a concurrent change in United States generally accepted accounting principles;

(b) any declaration, setting aside or payment of any dividend (whether in cash, stock or other property) or other distribution in respect of the Company’s securities or any redemption, purchase or other acquisition of any of the Company’s securities;

(c) any issuance or the authorization of any issuance of any securities in respect of, in lieu of or in substitution for shares of its capital stock;

(d) any amendment of any material term of any outstanding security of the Company or any of its subsidiaries;

(e) any issuance by the Company or any of its subsidiaries of any notes, bonds or other debt securities or any capital stock or other equity securities or any securities convertible, exchangeable or exercisable into any capital stock or other equity securities, except for (i) the granting of Options and (ii) the issuance of any Common Shares pursuant to the exercise of any Options or Warrants;

(f) any incurrence, assumption or guarantee by the Company or any of its subsidiaries of any indebtedness for borrowed money;

(g) except in the ordinary course of business consistent with past practice (and in no event in connection with the incurrence, assumption or guarantee of any indebtedness for borrowed money), any creation or assumption by the Company or any of its subsidiaries of any Lien on any material assets;

(h) except for loans or advances to employees for reimbursable business expenses and travel advances incurred in the ordinary course of business consistent with past practice, any making of any loan, advance or capital contributions to or investment in any entity or person, other than loans, advances or capital contributions to or investments in wholly owned subsidiaries;

(i) any entry into any Contract related to the acquisition or disposition of any business or any material assets;

(j) any effect, event or change that has had or is reasonably likely to have a Company Material Adverse Effect;

(k) any material increase in the benefits under, or the establishment, material amendment or termination of, any Benefit Plan (as defined in Section 3.13(b)) covering current or former employees, officers or directors of the Company or any of its subsidiaries, or any material increase in the compensation payable or to become payable to or any other material change in the employment terms for any directors or officers of the Company or any of its subsidiaries or any other employee reasonably expected to earn noncontingent cash compensation in excess of $100,000 per year;

(l) any entry by the Company or any of its subsidiaries into any employment, consulting, severance, termination, change-of-control or indemnification agreement with any director or officer of the Company or any of its subsidiaries or entry into any such agreement with any person for a noncontingent cash amount reasonably expected to be in excess of $100,000 per year or outside the ordinary course of business; or

(m) any authorization of, or agreement by the Company or any of its subsidiaries to take, any of the actions described in this Section 3.09, except as expressly contemplated by this Agreement.

3.10 Change of Control. Section 3.10 of the Company Disclosure Schedule sets forth the amount of any compensation or remuneration of any kind or nature which is or may become payable to any Employee (as defined in Section 3.13(a)), in whole or in part, by reason of the execution and delivery of this Agreement or the consummation of the Transactions. For purposes hereof, the term “Change of Control Agreements” shall mean those agreements set forth in item #1 of Section 3.10 of the Company Disclosure Schedule.

3.11 Litigation. Schedule 3.11 sets forth, as of the date hereof, each suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, at law or in equity, that could reasonably be expected to result in Losses to the Company in excess of $50,000. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, at law or in equity, that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree.

3.12 Information in Proxy Statement.

(a) Each document required to be filed by the Company with the SEC in connection with the Transactions (the “Company Disclosure Documents”), including, without limitation, the proxy or information statement of the Company containing information required by Regulation 14A under the Exchange Act, and, if applicable, Rule 13e-3 and Schedule 13E-3 under the Exchange Act (together with all amendments and supplements thereto, the “Proxy Statement”), to be filed with the SEC in connection with the Merger, will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. The representations and warranties contained in this Section 3.12(a) will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by Merger Sub or Infor or any of their representatives specifically for use therein.

(b) At the time the Proxy Statement or any amendment or supplement thereto is first mailed to shareholders of the Company and at the time such shareholders vote on adoption of this Agreement and the Merger, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. At the time of the filing of any Company

Disclosure Document other than the Proxy Statement and at the time of any distribution thereof, such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.12(b) will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by Merger Sub or Infor or any of their representatives specifically for use therein.

3.13 Benefit Plans.

(a) Except as disclosed in Section 3.13(a) of the Company Disclosure Schedule, there exist no employment, consulting, severance, retention, termination or change-of-control agreements, arrangements or understandings between the Company or any of its subsidiaries and any individual who is or was a current or former employee, independent contractor, officer or director (or any dependent, beneficiary or relative of any of the foregoing) of the Company or any of its subsidiaries (collectively, the “Employees”) with respect to which the annual cash, noncontingent payments thereunder exceed $125,000 or where the contingent and noncontingent annual cash compensation is reasonably likely to exceed $200,000.

(b) Section 3.13(b) of the Company Disclosure Schedule contains a complete list of all (i) “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (collectively, the “Pension Plans”), (ii) “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and (iii) other bonus, deferred compensation, severance pay, pension, profit-sharing, retirement, insurance, stock purchase, stock option, vacation pay, sick pay or other fringe benefit plan, arrangement or practice maintained, or contributed to, by the Company or any of its subsidiaries for the benefit of any of the Employees or with respect to which the Company has any liability, excluding any non-United States benefit plans or arrangements (the foregoing clauses (i), (ii) and (iii) collectively, the “Benefit Plans”). Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries maintains any benefit plan or arrangement for employees outside of the United States other than those required by applicable local law. The Company has delivered or made available to Merger Sub or its representatives correct and complete copies of (i) each Benefit Plan, (ii) the three most recent annual reports on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Plan (and all attachments thereto), (iii) the most recent summary plan description for each Benefit Plan for which such summary plan description is required and (iv) each trust agreement and group annuity contract relating to any Benefit Plan.

(c) Except as disclosed in Section 3.13(c) of the Company Disclosure Schedule, all Pension Plans intended to be qualified plans may either rely on opinion letters issued for the form of plan or have been the subject of favorable determination letters from the Internal Revenue Service to the effect that such Pension Plans are qualified and exempt from Federal income taxes under Section 401(a) and 501(a), respectively, of the Code (taking into account the laws commonly referred to as “GUST”), and no such determination letter has been revoked. To the knowledge of the Company, there is no reasonable basis for the revocation of any such opinion or determination letter.

(d) None of the Benefit Plans is, and none of the Company or any of its subsidiaries has ever maintained or had an obligation to contribute to (i) a “single employer plan” (as such term is defined in Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Section 302 of Title I of ERISA or Title IV of ERISA, (ii) a “multiple employer plan” (as such term is defined in ERISA), (iii) any “multiemployer plan” as that term is defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”), or (iv) a funded welfare benefit plan (as such term is defined in Section 419 of the Code). Each Benefit Plan and all related trusts, insurance contracts and funds has been maintained, funded and administered in all material respects in accordance with the terms of such Benefit Plan and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable laws. There are no unpaid contributions, premiums or other payments due prior to the date hereof with respect to any Benefit Plan that are required to have been made under the terms of such Benefit Plan, any related insurance contract or any applicable law. None of the Company or any of its subsidiaries has incurred any liability or taken any action, and the Company does not have any knowledge of, any action or event that could reasonably be expected to cause any one of them to incur any liability (i) under Section 412 of the Code or Section 302 of Title I of ERISA or Title IV of ERISA with respect to any “single-employer plan” (as such term is defined in Section 4001(a)(15) of ERISA), (ii) on account of a partial or complete withdrawal (as such term is defined in Sections 4203 and 4205 of ERISA, respectively) with respect to any Multiemployer Plan, or (iii) on account of unpaid contributions to any Multiemployer Plan. Neither the Company nor any of its subsidiaries has any unfunded liabilities with respect to any deferred compensation, retirement or other Benefit Plan.

(e) To the knowledge of the Company, neither the Company nor any of its subsidiaries has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or any other breach of fiduciary responsibility with respect to any Benefit Plan subject to ERISA that reasonably could be expected to subject the Company or any of its subsidiaries or any Employee to (i) any material tax or penalty on prohibited transactions imposed by Section 4975 or (ii) any liability under Section 502(i) or Section 502(l) of ERISA. As of the date of this Agreement, with respect to any Benefit Plan: (i) no filing, application or other matter is pending with the Internal Revenue Service, the Pension Benefit Guaranty Corporation, the United States Department of Labor or any other governmental body and (ii) there is no action, suit, investigation, inquiry or claim pending, other than routine claims for benefits.

(f) None of the Company or any of its subsidiaries has any obligation to provide any health benefits or other welfare benefits to retired or other former employees, except as specifically required by Part 6 of Title I of ERISA (“COBRA”). Except as disclosed in Section 3.13(f) of the Company Disclosure Schedule, each Benefit Plan that provides health or welfare benefits is fully insured. Incurred but not reported claims under each such Benefit Plan that is not fully insured have been properly accrued.

(g) Except as described in Section 3.13(g) of the Company Disclosure Schedule, neither the Benefit Plans nor any other arrangement obligates the Company or any of its subsidiaries to pay any separation, severance, termination or similar benefit, accelerate any vesting schedule, or alter the timing of any benefit payment, in whole or in part, as a result of any transaction contemplated by this Agreement or, in whole or in part, as a result of a change in control or ownership within the meaning of any Benefit Plan (or any other arrangement) or Section 280G of the Code.

(h) Neither the Company nor any subsidiary has any liability (potential or otherwise) with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) solely by reason of being treated as a single employer under Section 414 of the Code with any other entity.

3.14 Taxes.

(a) Except as set forth in Section 3.14(a) of the Company Disclosure Schedule: (i) the Company and each of its subsidiaries has timely filed all material Tax Returns required to be filed by it after taking into account all valid extensions of time for such filings, and each such Tax Return has been prepared in substantial compliance with all applicable laws and regulations and is true and correct in all material respects; (ii) the Company and each of its subsidiaries has paid (or the Company has paid on behalf of its subsidiaries) all material Taxes (as hereinafter defined) required to be paid in respect of the periods covered by such returns and has made adequate provision in the Company’s financial statements for payment of all material Taxes that have not been paid, whether or not shown as due and payable on any Tax Return, in respect of all taxable periods or portions thereof ending on or before the date hereof; and (iii) neither the Company nor any of its subsidiaries has incurred any material liability for Taxes subsequent to the date of the most recent financial statements contained in the SEC Reports other than in the ordinary course of the Company’s or such subsidiary’s business.

(b) Except as set forth in Section 3.14(b) of the Company Disclosure Schedule: (i) no material Tax Return of the Company or any of its subsidiaries is under audit or examination by any taxing authority, and no written notice of such an audit or examination or any other audit or examination with respect to material Taxes has been received by the Company or any of its subsidiaries; (ii) each material deficiency resulting from any audit or examination relating to Taxes by any taxing authority has been paid, except for deficiencies currently being contested in good faith and for which adequate reserves, as applicable, have been established in the Company’s financial statements in accordance with United States generally accepted accounting principles; (iii) there are no material Liens for Taxes upon the assets of the Company or any of its subsidiaries, except Liens relating to current Taxes not yet due and payable or otherwise being contested in good faith as to which appropriate reserves have been established in the Company’s financial statements in accordance with United States generally accepted accounting principles; (iv) all material Taxes which the Company or any of its subsidiaries are required by law to withhold or to collect for payment have been duly withheld and collected; (v) none of the Company or any of its subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any taxing authority; and (vi) to the knowledge of the Company, no written claim has been made by any taxing authority in a jurisdiction where the Company and its subsidiaries do not file Tax Returns that the Company or any of its subsidiaries is or may be subject to taxation in that jurisdiction, other than such claims which would not reasonably be expected to have a Company Material Adverse Effect.

(c) Except as set forth in Section 3.14(c) of the Company Disclosure Schedule, there is no Contract or other arrangement, plan or agreement by or with the Company or any of its subsidiaries covering any person that, individually or collectively, could give rise to the payment of any amount by the Company or any of its subsidiaries that would not be deductible by the Company or such subsidiary by reason of Sections 280G or 162(m) of the Code (or any corresponding provision of state, local or foreign law).

(d) Except as set forth in Section 3.14(d) of the Company Disclosure Schedule, each of the Company and its subsidiaries has made available to Merger Sub and Infor or its representatives true, correct and complete copies of all material income Tax Returns, and all examination reports and statements of deficiencies assessed against or agreed to by any of the Company or any of its subsidiaries that have been filed by or submitted to any of the Company or any of its subsidiaries for all taxable years not barred by the statute of limitations.

(e) Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, none of the Company or any of its subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (ii) is a party to or bound by any Tax allocation or Tax sharing agreement with any persons or entity other than the Company and its subsidiaries, (iii) has any liability for the Taxes of any Person (other than any of the Company or any of its subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise or (iv) has any material liability for the Taxes of any Person other than the Company, the subsidiaries of the Company or in connection with the acquisition, directly or indirectly, of any Person acquired by the Company or any of its subsidiaries.

(f) Except as set forth in Section 3.14(f) of the Company Disclosure Schedule, none of the Company or any of its subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code Section 481(c) (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) “closing agreement” as described in Code § 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale made prior to the Closing Date; or (v) repaid amount received on or prior to the Closing Date.

(g) None of the Company or any of its subsidiaries has been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section (897)(c)(1)(A)(ii) of the Code.

(h) Except as set forth in Section 3.14(h) of the Company Disclosure Schedule, none of the Company or any of its subsidiaries has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361.

(i) As used in this Section 3.14, the terms (i) “Tax” (and, with correlative meaning, “Taxes”) means: (A) any federal, state, local or foreign net income, gross income,

gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value added, transfer, stamp or environmental tax, or any other tax of any kind whatsoever, together with any interest or penalty or addition to tax imposed by any Governmental Authority and (B) any liability of the Company or any of its subsidiaries for payments of a type described in clause (A) as a result of (I) any obligation of the Company or any of its subsidiaries under any tax sharing agreement or tax indemnity agreement or (II) the Company or any of its subsidiaries being a member of an affiliated group (other than one of which the Company is the parent); and (ii) “Tax Return” means any report, return or other information or document required to be supplied to or filed with a taxing authority in connection with Taxes.

3.15 Intellectual Property.

(a) As used in this Agreement, the term “Intellectual Property” means: (i) registered and unregistered trademarks, service marks, trade names, Internet domain names, and trade dress (including the good will associated with each); (ii) patents, patent applications, patent disclosures, inventions and related know how; (iii) registered and unregistered copyrights, copyrightable works and mask works; (iv) computer software, data and databases including, but not limited to, object code, source code, related documentation and all copyrights therein; (v) trade secrets and confidential information; and (vi) all other intellectual property rights.

(b) Section 3.15(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all: (i) patented and registered Intellectual Property, and pending patent applications and disclosures or applications for registration of Intellectual Property, owned or filed by the Company or any of its subsidiaries where such patent or registration has not expired or been abandoned within six (6) years prior to the Closing Date; (ii) all trade names, Internet domain names and material unregistered trademarks, material unregistered service marks and material unregistered copyrights (other than in Company Software, as defined below, and in computer software under (iv) below) owned by the Company or any of its subsidiaries; (iii) all material computer software owned by and currently distributed or maintained by the Company or any of its subsidiaries (“Company Software”), listed by major product line and version level; (iv) other than Company Software, all other material computer software owned by the Company or its subsidiaries (e.g., internally developed back office software, shelved or future product lines, etc.); (v) all material licenses or similar agreements or arrangements, in effect as of the date hereof, in which the Company or any of its subsidiaries is a licensee of Intellectual Property, including, without limitation, all material computer software agreements: (a) through which the Company or its subsidiaries embeds, redistributes, resells or otherwise sublicenses such software (“Solution Partner Software”), including an indication of whether the Company modifies the source code to such Solution Partner Software to embed into the Company Software and does not make it available on a standalone basis and an indication of which Company Software product lines may offer inclusion of such Solution Partner Software, (b) used by the Company or its subsidiaries in the development of Company Software (“Development Software”), and (c) relating to information technology used in the operations of the Company (“IT Software”) for which the Company and its subsidiaries pay more than $50,000 in annual fees, including support fees; (vi) other than customer contracts entered into in the ordinary course of business and “Affiliate” agreements wherein such Affiliates have no right to directly license Company Software to customers, all material licenses or similar agreements or arrangements to which the

Company is a licensor of Intellectual Property (e.g., reseller agreements, OEM agreements, etc.); and (vii) all other settlement agreements, standstill and consent agreements, standalone intellectual property indemnification agreements and standalone software escrow agreements in effect as of the date hereof, relating to the use of Intellectual Property by the Company or its subsidiaries. Except as noted in Section 3.15(b) of the Company Disclosure Schedule, the Company or its subsidiaries: (a) own and possess all right, title and interest in and to the items listed in clauses (i) through (iv) of the preceding sentence, except for any portion of Company Software that is Solution Partner Software, free and clear of Liens other than as described on Section 3.15(b) of the Company Disclosure Schedule, and (b) own and possess, free and clear of any Liens, or have a valid and enforceable license (including, without limitation, for any Solution Partner Software) to use, distribute or maintain all other material Intellectual Property necessary for the operation of their respective businesses as currently conducted.

(c) Except as set forth in Section 3.15(c) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries, nor the operation of the Company’s and its subsidiaries’ businesses as currently or previously conducted, has infringed or misappropriated within six (6) years prior to the Closing Date, or has been, within six (6) years prior to the Closing Date, or is currently alleged to infringe or misappropriate the Intellectual Property rights of others, and neither the Company nor any of its subsidiaries has received within the six (6) years prior to the Closing Date any notice demanding or offering to license or alleging infringement or misappropriation of the Intellectual Property rights of others; provided, however, any representation shall be to the knowledge of the Company with respect to those subsidiaries or business units acquired by the Company within six (6) years prior to the Closing Date with respect to those allegations or claims that may have been asserted prior to any such acquisition, provided that the Company performed commercially reasonable investigations regarding such allegations or claims prior to any such acquisition. Except as set forth in Section 3.15(c) of the Company Disclosure Schedule, no claim by any third party contesting the validity, enforceability, use or ownership of any of the Intellectual Property owned or used by the Company or any of its subsidiaries is currently outstanding or, to the knowledge of the Company,is threatened. To the knowledge of the Company, the Intellectual Property owned by or licensed to the Company or any of its subsidiaries has not been infringed or misappropriated by other Persons, except for any such infringement or misappropriation which, individually or in the aggregate, would not be reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.15(c) of the Company Disclosure Schedule, all Intellectual Property owned or used by the Company or any of its subsidiaries as of the date hereof will be owned or available for use by the Company or such subsidiary on substantially the same terms and conditions immediately subsequent to the Closing, except for such changes which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or as otherwise directed or required by Infor or Merger Sub in accordance with Section 5.01 of the Agreement.

(d) The Company and its subsidiaries have taken all reasonably necessary measures to maintain and protect its Intellectual Property, including (i) protecting the secrecy, confidentiality, validity, enforceability or ownership of any such Intellectual Property (except for the secrecy and confidentiality of the source code of Company Software as further detailed in Section 3.15(e)) required to conduct their respective current businesses, and (ii) maintaining their patented or registered Intellectual Property and applications therefor, except for those actions, which individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.15(c) of the Company Disclosure Schedule and except for developers outside the United States whose duties are limited to the localization of Company Software, each current employee of the Company and its subsidiaries who either contributes to or develops the Intellectual Property of the Company or its subsidiaries (including, without limitation, the Company Software) has executed a nondisclosure and assignment of Intellectual Property agreement with the Company or such subsidiary. Each consultant who either has contributed to or developed Intellectual Property of the Company or its subsidiaries (including, without limitation, the Company Software), or performs work that reasonably requires assignment of Intellectual Property to the Company or its subsidiaries, has executed an assignment agreement assigning to the Company or its subsidiaries all Intellectual Property made by such consultant in the course of providing services to the Company or any of its subsidiaries. To the knowledge of the Company, no employees, officers or consultants of the Company or any of its subsidiaries, past or present, is in violation of any such agreement. Except as described in Section 3.15(d) of the Company Disclosure Schedule, no prior or current employee, officer or consultant of the Company or any of its subsidiaries has or has asserted any ownership interest in any Intellectual Property used by the Company or its subsidiaries in the operation of their respective businesses.

(e) Except as set forth in Section 3.15(e) of the Company Disclosure Schedule, the Company Software does not contain any open source or freeware and the sale or licensing of the Company Software in the ordinary course of business is not governed, in whole or in part, by the terms of the GNU General Public License or any other license requiring the Company to disclose source code to any of the Company Software and any other software for which a reasonably prudent Person would hold in confidence. The Company and its subsidiaries have maintained the secrecy and confidentiality of the source code for the Company Software identified by product line and version level as set forth on Schedule 3.15(e) of the Company Disclosure Schedule and the source code for any other Company Software (the “Company Source Code”) has only been provided to the Company’s “Affiliates” and customers for customization purposes. Except as set forth in Section 3.15(e) of the Company Disclosure Schedule, neither the Company nor its subsidiaries has asserted any claims against any of its “Affiliates” or customers regarding the misuse, misappropriation or unauthorized release of the Company Source Code. Except as set forth in Section 3.15(e) of the Company Disclosure Schedule, no Person has asserted any right to access any source code for any Company Software pursuant to any release provision of any source code escrow provisions or agreements which the Company or its subsidiaries may have undertaken in the ordinary course of business. The Company has obtained representations, warranties and indemnities from the transferring party relating to title to any Company Software which the Company has acquired in connection with any prior acquisitions. To the knowledge of the Company, there are no defects in the Company Software that would prevent the unmodified Company Software from performing substantially in accordance with its published user specifications, except for such defects that may be addressed by the Company’s standard maintenance and support obligations or that would not reasonably be expected to have a Company Material Adverse Effect. Other than license keys in the Company Software, there are no viruses, worms, Trojan horses or similar programs in the Company Software. The Company is in possession of the source code (to the extent needed) and object code for all Company Software, Solution Partner Software, Development Software and IT Software reasonably necessary for the use, maintenance, enhancement or development of such software as currently used in, or currently under development for, the business, except for such source code or object code where the Company’s failure to possess such source code or object code would not reasonably be expected to have a Company Material Adverse Effect. The computer software, computer firmware, computer hardware (whether general purpose or special purpose), and other similar or related items of automated, computerized and/or software system(s) that are used or relied on by the Company and its subsidiaries in the conduct of its business is sufficient in all material respects for the current needs of such business and the Company or its subsidiaries has purchased a sufficient number of license seats for all Development Software and IT Software currently used in the Company’s or its subsidiaries’ business.

3.16 Licenses and Permits. The Company and its subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority (“Permits”) necessary for the Company and its subsidiaries to own, lease and operate its properties and carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits, individually or in the aggregate, would not have a Company Material Adverse Effect. As of the date hereof, all of the Company Permits are in full force and effect and no violation, suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, except where not being in full force and effect or the violation, suspension or cancellation of such Company Permits, individually or in the aggregate, would not have a Company Material Adverse Effect. Except as disclosed in Section 3.16 of the Company Disclosure Schedule and except where the failure of the following to be true would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, none of the Company Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the Transactions.

3.17 Material Contracts.

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth a list (as of the date of this Agreement) of (i) each Contract with the top twenty-five (25) new license customers of the Company and its subsidiaries and the top twenty-five (25) maintenance customers of the Company and its subsidiaries (in each case, based on payments made by such customers during the 2004 fiscal year), (ii) all Contracts or indentures relating to borrowed money or other indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or material group of assets of the Company or any of its subsidiaries, including the amount of funded indebtedness for borrowed money outstanding as of the date hereof under any such Contract or indenture, (iii) all joint venture or other similar agreements or other Contracts involving the purchase or disposition of any business or any material assets to which the Company or any of its subsidiaries is or has been a party since January 1, 2002, (iv) all lease agreements to which the Company or any of its subsidiaries is a party with annual lease payments in excess of $100,000, (v) Contracts under which the Company or any of its subsidiaries has advanced or loaned any third party an amount in excess of $100,000 (excluding, for avoidance of doubt, trade accounts receivable incurred in the ordinary course of business), (vi) each Contract with or groups of related Contracts with third parties constituting the thirty-five (35) parties to which the Company and its subsidiaries made the largest dollar amount of cash payments during the 2004 fiscal year (other than pursuant to the leases described in clause

(iv)), (vii) Contracts containing non-compete or non-solicitation covenants or most favored nations provisions enforceable against the Company or any of its subsidiaries, and (viii) warranty agreements with respect to the Company’s or its subsidiaries’ services or products, other than warranties granted in the ordinary course of business (the items listed in clauses (i) through (viii) hereof, together with any Contract required to be disclosed pursuant to Section 3.15 hereof, collectively, the “Material Contracts”). The Company has made available to Merger Sub or its representatives a correct and complete copy of each Material Contract listed in Section 3.17(a) of the Company Disclosure Statement.

(b) Except as disclosed in Section 3.17(b) of the Company Disclosure Schedule, (i) neither the Company nor any of its subsidiaries is, nor to the Company’s knowledge, is any other party, in default under any Material Contract and (ii) to the Company’s knowledge, there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default, except in either case, any such default which has not had, and could not reasonably be expected to have, a Company Material Adverse Effect. All Contracts to which the Company or any of its subsidiaries is a party, or by which any of their respective assets are bound, are valid and binding, in full force and effect and enforceable against the Company or any such subsidiary, as the case may be, and to the Company’s knowledge, the other parties thereto in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and to the general principles of equity, and except with respect to any such failure to be valid and binding, in full force and effect or enforceable which has not had, and could not reasonably be expected to have, a Company Material Adverse Effect.

3.18 Environmental Laws. Except as disclosed in Section 3.18 of the Company Disclosure Schedule and except to the extent it has not had, and could not reasonably be expected to have, a Company Material Adverse Effect:

(a) The Company and its subsidiaries have complied and are in compliance with all Environmental Laws applicable to its business as presently or previously conducted, including without limitation all environmental permits required for the occupation of the Company’s or its subsidiaries’ properties or facilities.

(b) Neither the Company nor any of its subsidiaries has received any notice, report or other information regarding any violation of, or liability under, Environmental Laws with respect to its past or current operations, properties or facilities.

(c) Neither the Company nor any of its subsidiaries, nor, to the Company’s knowledge, any predecessor of the Company or its subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, or owned or operated its business or any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or would give rise to any liabilities or investigative, corrective or remedial obligations pursuant to CERCLA or any other Environmental Laws.

(d) The Company has furnished to Merger Sub and Infor all environmental audits, reports and other material environmental documents relating to the Company or any of its subsidiaries or its or their past or current operations, properties or facilities which are in its or their possession or under its or their reasonable control.

“Environmental Laws” shall mean all federal, state, local and foreign (including without limitation United Kingdom and European Union) statutes, regulations, ordinances and other requirements having the force or effect of law, all judicial and administrative orders and determinations, and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, as the foregoing are enacted or in effect, on or prior to the Closing Date.

3.19 Rights Plan. The Company has amended the Rights Agreement to ensure that (a) none of the events triggering the right to purchase Series F Junior Participating Preferred Stock described in Section 11(a)(ii) of the Rights Agreement, a “Distribution Date” or a “Stock Acquisition Date” (in each case as defined in the Rights Agreement) will occur, and none of Merger Sub, Infor or any of their “Affiliates” or “Associates” will be deemed to be an “Acquiring Person” (in each case as defined in the Rights Agreement), by reason of the execution and delivery of this Agreement or the consummation of the Transactions and (b) the Rights (as defined in the Rights Agreement) will expire immediately prior to the Effective Time.

3.20 Opinion of Financial Advisor. The Special Committee has received the written opinion of SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc. (the “Financial Advisor”) to the effect that, as of the date hereof, the Merger Consideration to be received by the holders of Common Shares pursuant to the Merger is fair to such holders from a financial point of view. The Company has made available a copy of such opinion to Infor and its representatives.

3.21 Brokers. Except for the engagement of the Financial Advisor, none of the Company, any of its subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder or investment banker or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions. Prior to the execution hereof, the Company has made available to Infor or its representatives a complete and correct copy of all agreements between the Company and any broker, finder or investment banker pursuant to which any such Person would be entitled to any payment relating to the Transactions.

3.22 Special Committee and Company Board Recommendations. The Special Committee has (i) declared the advisability of this Agreement and the Merger and (ii) recommended that the Company Board approve this Agreement and the Merger. Based upon the recommendation of the Special Committee, the Company Board, at a meeting duly called and held, has (i) declared the advisability of this Agreement and the Merger and approved this Agreement and the Merger and (ii) subject to the provisions of Section 5.02 hereof, resolved to recommend that the shareholders of the Company approve and adopt this Agreement and the Merger.

3.23 Required Shareholder Vote. The adoption of this Agreement at the Shareholders Meeting (as defined in Section 5.02) by the holders of a majority of the issued and outstanding Common Shares entitled to vote at the Shareholders Meeting (the “Shareholder Approval”) is the only vote of the holders of any class or series of the Company’s securities necessary to adopt and approve this Agreement, the Merger and the other Transactions.

3.24 Related Party Transactions. Except as set forth in Section 3.24 of the Company Disclosure Schedule or otherwise disclosed in the SEC Reports, to the Company’s knowledge, no director, officer or “associate” (as such term is defined in Rule 12b-2 under the Exchange Act) of the Company or any of its subsidiaries owns any direct or indirect interest of any kind in, or is a director, officer, employee, partner, affiliate or associate of, or consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any person or entity which is (i) a competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of the Company or any of its subsidiaries, (ii) participating in any material transaction to which the Company or any of its subsidiaries is a party or (iii) otherwise a party to any Material Contract, arrangement or understanding with the Company or any of its subsidiaries, other than with respect to at-will employment arrangements, written employment arrangements or Benefit Plans, all as described in the Company Disclosure Schedule.

3.25 Properties and Assets. The Company and its subsidiaries have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their material tangible properties and assets, real and personal, used or held for use in their businesses located on their premises or shown on the consolidated balance sheet of the Company and its subsidiaries as of September 30, 2004 or acquired thereafter, free and clear of any Liens, except for such as are no longer used or useful in the conduct of their businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate could not reasonably be expected to materially interfere with or impair the operation of the business of the Company or any of its subsidiaries, except (i) as set forth in Section 3.25 of the Company Disclosure Schedule, (ii) Liens for taxes not yet due and payable or which are otherwise being contested in good faith for which adequate reserves, as applicable, have been established in the Company’s financial statements in accordance with United States generally accepted accounting principles, (iii) Liens which do not, individually or in the aggregate, materially interfere with or materially impair the conduct of the business of the Company or any of its subsidiaries and (iv) Liens which have not had, and could not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries owns any real property. The real property listed in Section 3.25 of the Company Disclosure Schedule constitutes all of the material real property used or occupied by the Company or any of its subsidiaries as of the date hereof. The Company’s and each of its subsidiaries’ buildings, equipment and other tangible assets are in good operating condition (normal wear and tear excepted). All material leases pursuant to which the Company or any of its subsidiaries are a party are in good standing, valid and effective in accordance with their respective terms, and there is not under any of such leases, to the Company’s knowledge, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default), except where the lack of such good standing, validity and effectiveness or the existence of such default or event of default could not reasonably be expected to have a Company Material Adverse Effect.

3.26 Labor Matters. Except as set forth in Section 3.26 of the Company Disclosure Schedule, (a) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending, or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, and during the past three years there has not been any such action, (b) neither the Company nor any of its subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its subsidiaries, (c) none of the employees of the Company or any of its subsidiaries is represented by any labor organization and the Company does not have any knowledge of any current union organizing activities among the employees of the Company or any of its subsidiaries or of any union claiming to represent the employees of the Company or any of its subsidiaries, nor does any question concerning representation exist concerning such employees, (d) the Company and its subsidiaries are, and have at all times been, in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable Law, (e) there is no pending, or to the knowledge of the Company, threatened unfair labor practice charge or complaint against the Company or any of its subsidiaries before the National Labor Relations Board or any similar state or foreign agency, (f) there is no grievance arising out of any collective bargaining agreement, (g) to the Company’s knowledge, no charges with respect to or relating to the Company or any of its subsidiaries are pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices, (h) neither the Company nor any of its subsidiaries has received notice of the intent of any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to the Company or any of its subsidiaries and no such investigation is in progress and (i) there are no material complaints, lawsuits or other proceedings pending or to the knowledge of the Company threatened in any forum by or on behalf of any present or former employee of the Company or any of its subsidiaries alleging breach of any express or implied contract of employment, any law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship. To the knowledge of the Company, as of the date hereof, no executive officer or other key employee of the Company or any of its subsidiaries is subject to any noncompete, nonsolicitation, employment, consulting or similar agreement relating to, affecting or in conflict with the present or proposed business activities of the Company and its subsidiaries, except agreements between the Company or any subsidiary of the Company and its present and former officers and employees.

3.27 Insurance. Set forth in Section 3.27 of the Company Disclosure Schedule is a list of all insurance policies maintained by the Company and each of its subsidiaries and a description of the type of insurance covered by such policies, the dollar limit of the policies and the annual premiums for such policies. All premiums due and payable under all such policies and bonds have been paid and the Company and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. As of the date hereof, neither the Company nor any of its subsidiaries maintains any material self-insurance or co-insurance programs. As of the date hereof, neither the Company nor any of its subsidiaries has any disputed claim or claims with any insurance provider relating to any claim for insurance coverage under any policy or insurance maintained by the Company or any of its subsidiaries.

3.28 Company Expenses. Section 3.28 of the Company Disclosure Schedule sets forth the Company’s good faith estimate of the amount of Expenses (as defined in Section 8.01(a))

incurred, or which may be incurred prior to the Effective Time, by the Company in connection with the Transactions including, but not limited to, those incurred or which may be incurred by the Financial Advisor and counsel to the Company (including Expenses incurred in connection with the preparation and filing of the Proxy Statement but excluding Expenses incurred in connection with any litigation with respect to, arising from or related to the Transactions) and the cost of the Tail Policy.

3.29 State Takeover Statutes. The Company Board has taken all actions so that no “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (including any such statute or regulation under the GBCC) applicable to the Company shall be applicable to the Merger or the other Transactions.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF MERGER SUB, INFOR AND PARENT

Except as set forth in the disclosure schedule delivered by Merger Sub, Infor and Parent to the Company prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”) (it being agreed that any disclosure set forth on any particular schedule of the Purchaser Disclosure Schedule shall be deemed disclosed in another schedule of the Purchaser Disclosure Schedule if disclosure with respect to the particular schedule is sufficient to make reasonably clear the relevance of the disclosure to such other schedule), each of Merger Sub, Infor and Parent jointly and severally represent and warrant to the Company that:

4.01 Organization and Qualification. Each of Merger Sub, Infor and Parent is a corporation duly organized, validly existing and in good standing (to the extent such concept is relevant in such jurisdiction) under the laws of its jurisdiction of formation and has the requisite power and authority to carry on its business as now being conducted, except where the failure to be in good standing would not, individually or in the aggregate, have a Purchaser Material Adverse Effect (as defined below). Each of Merger Sub, Infor and Parent is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, have a Purchaser Material Adverse Effect. As used in this Agreement, the term “Purchaser Material Adverse Effect” means any effect, event or change that prevents or materially delays, or is reasonably likely to prevent or materially delay, the ability of Infor, Merger Sub and Parent to perform in all material respects their obligations under this Agreement or to consummate the Transactions in accordance with the terms hereof, other than any Purchaser Excluded Matters. As used in this Agreement, “Purchaser Excluded Matters” means any one or more of the following effects, events or changes: (a) the effect of any change arising in connection with any “act of God” including, without limitation, weather, natural disasters and earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions, (b) the effect of any change caused by the taking of any action by Parent, Infor or Merger Sub that has been approved in writing by the Company, (c) any change or effect resulting from a change in accounting rules or procedures announced by the Financial Accounting Standards

Board, the SEC or any other accounting body with authority to promulgate U.S. generally accepted accounting principles or (d) resulting from or arising out of any change in any Law applicable to Parent or Infor or their industry.

4.02 Charter Documents and Bylaws. Parent has heretofore made available to the Company or its representatives a complete and correct copy of the amended and restated memorandum and articles of association of Parent in full force and effect as of the date hereof. Parent is not in violation of any of the provisions of its amended and restated memorandum and articles of association. Infor has heretofore made available to the Company or its representatives a complete and correct copy of the amended and restated memorandum and articles of association of Infor in full force and effect as of the date hereof. Infor is not in violation of any of the provisions of its amended and restated memorandum and articles of association. Infor has heretofore made available to the Company or its representatives a complete and correct copy of the articles of incorporation and the bylaws of Merger Sub in full force and effect as of the date hereof. Merger Sub is not in violation of any of the provisions of its articles of incorporation or bylaws.

4.03 Authority Relative to this Agreement. Each of Merger Sub, Infor and Parent has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions pursuant to applicable law. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Merger Sub, Infor or Parent are necessary to authorize their execution and delivery of this Agreement or to consummate the Transactions (other than the filing and recordation of appropriate merger documents as required by the GBCC). This Agreement has been duly and validly executed and delivered by each of Merger Sub, Infor and Parent, and (assuming this Agreement constitutes a valid and binding obligation of the Company) constitutes the valid and binding obligations of each of Merger Sub, Infor and Parent, enforceable against them in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and to general principles of equity.

4.04 No Violation; Required Filings and Consents.

(a) The execution and delivery by each of Merger Sub, Infor and Parent of this Agreement does not, and the performance of this Agreement and the consummation by each of Merger Sub, Infor and Parent of the Transactions will not, (i) conflict with or violate any provision of Parent’s amended and restated memorandum and articles of association or conflict with or violate any provision of the articles of incorporation or bylaws or equivalent organizational documents of any subsidiary of Parent (including Infor and Merger Sub), (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and obligations described in Section 4.04(b) have been made or complied with, conflict with or violate any Law applicable to Parent or any of its subsidiaries or by which any asset of Parent or any of its subsidiaries is bound or affected, (iii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or require any payment under, or give rise to a loss of any benefit to which Parent or any subsidiary of Parent is entitled under any provision of any Contract applicable to any of them or their respective properties or assets or (iv) result in the creation or imposition of a Lien on any asset of Parent or any of its subsidiaries, except in the case of clauses (ii), (iii) and (iv) of this Section 4.04(a), to the extent that any such conflict, violation, breach, default, right, loss or Lien would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b) The execution and delivery by each of Merger Sub, Infor and Parent of this Agreement does not, and the performance of this Agreement and the consummation by each of Merger Sub, Infor and Parent of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Nasdaq, the HSR Act and the rules and regulations thereunder, any required consent, approval, authorization, permit, filing or notification pursuant to applicable foreign merger control or competition laws and regulations and filing and recordation of appropriate documents for the Merger as required by the GBCC and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.05 Litigation. There is no suit, claim, action, proceeding or investigation pending or, to Parent’s or Infor’s knowledge, threatened against Parent or any of its subsidiaries, at law or in equity, that, individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect. As of the date hereof, neither Parent nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree.

4.06 Financing. Infor has provided the Company copies of (i) the commitment letter from the parties named therein addressed to Infor relating to the debt financing to be provided in connection with the Transactions (the “Debt Commitment Letter”) and (ii) the commitment letter from Golden Gate Private Equity, Inc. addressed to Parent relating to the equity financing to be provided in connection with the Transactions (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”). The Commitment Letters are in full force and effect as of the date hereof.

4.07 Brokers. No broker, finder, financial adviser or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by, or on behalf of, Parent or any of its subsidiaries.

4.08 Information to be Supplied. Parent, Infor and Merger Sub will deliver to the Company all information reasonably requested by the Company for inclusion in the Proxy Statement. None of the information to be supplied by Parent, Infor or Merger Sub to the Company for inclusion in the Proxy Statement to be filed by the Company with the SEC and to be sent to the shareholders of the Company in connection with the Shareholders Meeting will, at the time it is sent to the shareholders of the Company or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.09 Expenses. The Debt Commitment Letter sets forth Infor’s good faith estimate of the amount of Expenses (as defined in Section 8.01(a)) incurred, or which may be incurred prior to the Effective Time, by Parent, Infor and Merger Sub in connection with the Transactions including, but not limited to, those incurred or which may be incurred by counsel to Parent, Infor and Merger Sub (including Expenses incurred in connection with the financing contemplated by the Commitment Letters or any replacement source of financing, but excluding Expenses incurred in connection with any litigation with respect to, arising from or related to the Transactions).

ARTICLE 5

COVENANTS

5.01 Interim Operations. Except as otherwise contemplated by this Agreement or as set forth on the Company Disclosure Schedule or as agreed to by Infor (which agreement, other than in the case of clauses (b), (c), (d), (e), (f), (g), (k), (l), (o), (q), (r), (s), (v) and (aa) below (and clause (bb) below, to the extent relating to any of the foregoing items), shall not be unreasonably withheld or delayed), the Company covenants and agrees that during the period from the date of this Agreement to the Effective Time (or until termination of this Agreement in accordance with Article 7 hereof):

(a) the business and operations of the Company and its subsidiaries shall be conducted only in the ordinary course of business and the Company and its subsidiaries shall use their reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with their material customers, suppliers, licensors, licensees, advertisers, distributors and other material third parties having business dealings with them and to preserve the goodwill of their respective businesses;

(b) the Company shall not (i) authorize for issuance, issue, deliver, sell or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its subsidiaries, any other securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights or phantom interests), except for (A) issuances of Common Shares upon the exercise of Options and Warrants outstanding as of the date hereof and (B) issuances of Common Shares pursuant to the Purchase Plan or the DSIP or (ii) repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to repurchase, redeem or otherwise acquire, any shares of capital stock or other equity interests of the Company or any of its subsidiaries (including, without limitation, securities exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, capital stock or other equity interests of the Company or any of its subsidiaries);

(c) the Company shall not (i) sell, transfer or pledge, or agree to sell, transfer or pledge, any equity interest owned by it in any of its subsidiaries or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of its subsidiaries, (ii) amend or otherwise change its articles of incorporation or bylaws or permit any of its subsidiaries to amend its articles of incorporation, bylaws or equivalent organizational documents or (iii) split, combine or reclassify any shares of its capital stock, and shall not permit any of its subsidiaries to split, combine or reclassify any shares of its capital stock;

(d) the Company shall not, and shall not permit any of its subsidiaries to, declare, set aside or pay any dividends on (whether in cash, stock or other property), or make any other distributions in respect of, any of its capital stock (except for dividends paid by direct or indirect wholly owned subsidiaries to the Company);

(e) neither the Company nor any of its subsidiaries shall (i) grant or agree to any increase in any manner the compensation or fringe benefits of, or pay any bonus to, any current or former director, officer or employee except (A) for increases and bonuses expressly contemplated by or required under existing employment agreements and bonus plans, (B) for increases in compensation to employees in the ordinary course of business consistent with past custom and practice, (C) in connection with accelerating the vesting schedules of the Options and terminating the Options and the Stock Plans and (D) as set forth in Section 5.01(e) of the Company Disclosure Schedule, (ii) enter into any new or materially amend any existing employment, consulting, severance, termination, change-of-control or indemnification agreement with any current or former director, officer or employee of the Company, (iii) except as may be required to comply with applicable Law and except as provided or otherwise contemplated in this Agreement (including, without limitation, Section 2.02 hereof), become obligated under any Benefit Plan that was not in existence on the date hereof or amend, modify or terminate any Benefit Plan or other employee benefit plan or any agreement, arrangement, plan or policy for the benefit of any current or former director, officer or employee in existence on the date hereof or (iv) except as may be required to comply with applicable Law and except as provided or otherwise contemplated in this Agreement (including, without limitation, Section 2.02 hereof), pay any benefit not required by any plan or arrangement as in effect as of the date hereof (including, without limitation, the granting of, acceleration of, exercisability of or vesting of stock options, stock appreciation rights or restricted stock, except as otherwise contemplated by this Agreement), except in connection with accelerating the vesting schedules of the Options and terminating the Options and the Stock Plans and except for the payment of the employer match under the Company’s 401(k) plan;

(f) the Company shall not, and shall not permit any of its subsidiaries to, acquire or agree to acquire, including, without limitation, by merging or consolidating with, or purchasing the assets or capital stock or other equity interests of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(g) the Company shall not, and shall not permit any of its subsidiaries to, sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of, or agree to sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of, any of its properties or assets other than (i) pursuant to existing contracts and commitments described in Section 5.01(g) of the Company Disclosure Schedule, (ii) immaterial properties or assets (or immaterial portions of properties or assets), (iii) inventory in the ordinary course of business consistent with past practice, (iv) in the ordinary course of business, including without limitation, the grant of licenses by the Company to customers for such customers’ use of the Company’s products and services and (v) Liens relating to Taxes that are not yet due and payable or otherwise being contested in good faith and as to which appropriate reserves have been established by the Company in accordance with U.S. generally accepted accounting principles;

(h) the Company shall not, and shall not permit any of its subsidiaries to, incur, assume or pre-pay any indebtedness for borrowed money or enter into any agreement to incur, assume or pre-pay any indebtedness for borrowed money, or guarantee, or agree to guarantee, any such indebtedness or obligation of another person, or issue or sell, or agree to issue or sell, any debt securities or options, warrants or calls or rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of others, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing;

(i) the Company shall not, and shall not permit any of its subsidiaries to, make or forgive any loans, advances or capital contributions to, guarantees for the benefit of, or investments in, any person or entity, other than loans or capital contributions between or among the Company and any of its wholly-owned subsidiaries and cash advances to the Company’s or any such subsidiary’s employees for reimbursable travel and other business expenses incurred in the ordinary course of business consistent with past practice;

(j) the Company shall not, and shall not permit any of its subsidiaries to, assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except for the obligations of the subsidiaries of the Company permitted under this Agreement;

(k) neither the Company nor any of its subsidiaries shall adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than any transaction specifically contemplated by this Agreement);

(l) the Company shall not, and shall not permit any of its subsidiaries to, (i) enter into, or materially amend, modify or supplement any Material Contract outside the ordinary course of business consistent with past practice (except as may be necessary for the Company to comply with its obligations hereunder and except as set forth in item #1 in Section 5.01(l) of the Company Disclosure Schedule), (ii) waive, release, grant, assign or transfer any of its material rights or claims (whether such rights or claims arise under a Material Contract or otherwise) or (iii) amend, modify or supplement any agreement pursuant to which the Company or any of its subsidiaries leases any of the real property required to be disclosed in Section 3.25 of the Company Disclosure Schedule;

(m) the Company shall not, and shall not permit any of its subsidiaries to, authorize or make any capital expenditures (other than pursuant to commitments prior to the date hereof disclosed in Section 5.01(m) of the Company Disclosure Schedule or otherwise required in the ordinary course of business);

(n) the Company and its subsidiaries shall comply with their obligations under the Material Contracts as such obligations become due;

(o) except for customer contracts entered into in the ordinary course of business, the Company shall not, and shall not permit its subsidiaries to, renegotiate or enter into any new license, agreement or arrangement relating to any Intellectual Property, including for any current or new Solution Partner Software;

(p) the Company and its subsidiaries (i) shall continue in force insurance covering risks of such types and in such amounts as are consistent with the Company’s past practices and (ii) shall not permit any insurance policy naming it as beneficiary or loss payable payee to be canceled or terminated;

(q) the Company shall not, and shall not permit any of its subsidiaries to, enter into, amend, modify or supplement any agreement, transaction, commitment or arrangement with any current or former officer, director, employee or other affiliate of the Company or any of its subsidiaries (or any affiliate of any of the foregoing) other than as contemplated by this Agreement and other than employment of employees on an “at-will” basis and other modifications to employee compensation permitted by this Agreement;

(r) the Company shall not, and shall not permit any of its subsidiaries to, establish or acquire (i) any subsidiary other than wholly-owned subsidiaries or (ii) subsidiaries organized outside of the United States and its territorial possessions;

(s) the Company shall not, and shall not permit any of its subsidiaries to, amend, modify or waive any term of any outstanding security of the Company or any of its subsidiaries, except (i) as required by this Agreement, (ii) in connection with accelerating the vesting schedules of the Options to the extent required by the Stock Plans or the agreements pursuant to which such Options were granted and (iii) in connection with terminating the Options and the Stock Plans;

(t) the Company shall, and shall cause its subsidiaries to, (i) maintain any real property to which the Company and any of its subsidiaries have a leasehold interest (including, without limitation, the furniture, fixtures, equipment and systems therein) in its current condition, subject to reasonable wear and tear and subject to any casualty or condemnation, (ii) timely pay all taxes, water and sewage rents, assessments and insurance premiums affecting such real property and (iii) timely comply in all material respects with the terms and provisions of all leases, contracts and agreements relating to such real property and the use and operation thereof;

(u) the Company shall not, and shall not permit any of its subsidiaries to, enter into any labor or collective bargaining agreement, memorandum or understanding, grievance settlement or any other agreement or commitment to or relating to any labor union, except as required by Law;

(v) the Company shall not, and shall not permit any of its subsidiaries to, settle or compromise any pending or threatened suit, action, claim or litigation, except with respect to the settlement or compromise of any such matter which does not involve equitable or injunctive relief and does not obligate the Company and its subsidiaries to make aggregate cash payments exceeding $50,000;

(w) the Company shall not, and shall not permit any of its subsidiaries to, change any of the material accounting policies, practices or procedures (including material tax accounting policies, practices and procedures) used by the Company and its subsidiaries as of the date hereof, except as may be required as a result of a change in applicable Law or in U.S. generally accepted accounting principles;

(x) the Company shall not, and shall not permit any of its subsidiaries to, revalue in any material respect any of its assets (including, without limitation, writing down or writing off any notes or accounts receivable in any material manner), except as required by U.S. generally accepted accounting principles;

(y) the Company shall not, and shall not permit any of its subsidiaries to, make or change any material tax election, make or change any material method of accounting with respect to Taxes except as may be required as a result of a change in applicable Law, settle or compromise any material Tax liability or file any material amended Tax Return;

(z) the Company shall not, and shall not permit any of its subsidiaries to, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (i) the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected on or reserved in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice or (ii) the payment of the Company’s Expenses (as defined herein), including the payment of the fees and expenses of the Special Committee and the costs, fees and expenses incurred by the Special Committee;

(aa) the Company shall not, and shall not permit any of its subsidiaries to, take, or agree or commit to take, any action that would, or is reasonably likely to, make any representation or warranty of the Company contained in this Agreement inaccurate at, or as of any time prior to, the Effective Time or result in any of the conditions to the Merger set forth in Article 6 not being satisfied, or omit, or agree to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time or to prevent any such condition from not being satisfied; and

(bb) the Company shall not, and shall not permit any of its subsidiaries to, agree or commit to do any of the foregoing.

5.02 Shareholders Meeting.

(a) The Company, acting through the Company Board, shall, in accordance with applicable law and its articles of incorporation and bylaws, duly call, give notice of, convene and hold a special meeting of its shareholders (the “Shareholders Meeting”) as soon as reasonably practicable following the clearance by the SEC of the Proxy Statement for the purpose of considering and voting upon the approval and adoption of this Agreement, the Merger and such other matters as may be necessary to effectuate the Transactions. The Company Board, based upon the recommendation of the Special Committee, shall(i) recommend to the shareholders of the Company the approval and adoption of this Agreement and the Merger, (ii) include in the Proxy Statement such favorable recommendation of the Company Board that the shareholders of the Company vote in favor of the approval and adoption of this Agreement and the Merger, (iii) take all lawful actions to solicit such approval from the shareholders of the Company and (iv) not withdraw or modify such favorable recommendation; provided, however, notwithstanding the foregoing, the Company Board may withdraw, change or modify such favorable recommendation, cancel or adjourn the Shareholder’s Meeting or not submit this Agreement or the Merger for approval by the Company’s shareholders at the Shareholder’s Meeting or any adjournment or continuation thereof if the Company Board, after consultation with independent outside legal counsel, determines in good faith that such action is necessary for the Company Board to comply with its fiduciary duties to the Company’s shareholders under applicable law.

(b) As soon as reasonably practicable following the execution of this Agreement and in connection with the Shareholders Meeting, the Company shall (i) promptly prepare and file with the SEC, use its reasonable efforts to have cleared by the SEC and thereafter mail to its shareholders as promptly as practicable the Proxy Statement and all other proxy materials required in connection with such meeting, (ii) notify Merger Sub and Infor of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Merger Sub and Infor copies of all correspondence between the Company or any representative of the Company and the SEC, (iii) shall give Merger Sub and Infor and their counsel the opportunity to review the Proxy Statement prior to its being filed with the SEC and shall give Merger Sub and Infor and their counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC, (iv) subject to the rights of the Company Board to take the action described in the proviso in Section 5.02(a) and the right of the Company to terminate this Agreement as provided in Section 5.10(b), use its reasonable efforts to obtain the necessary approvals by its shareholders of this Agreement and the Merger and otherwise to comply with all legal requirements applicable to such meeting.

5.03 Filings and Consents. Subject to the terms and conditions of this Agreement, each of the parties hereto (i) shall use all reasonable efforts to cooperate with one another in determining which filings are required to be made by each party prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained by each party prior to the Effective Time from, Governmental Authorities or other third parties in connection with the execution and delivery of this Agreement and the consummation of the Transactions and (ii) shall use reasonable efforts to assist the other parties hereto in timely making all such filings and timely seeking all such consents, approvals, permits, authorizations and waivers required to be made and obtained by the other party. Without limiting the foregoing, each of the parties hereto shall (and shall use its reasonable efforts to cause their affiliates, directors, officers, employees, agents, attorneys, accountants and representatives to) consult and fully cooperate with and provide assistance to each other in seeking early termination of any waiting period under the HSR Act or any foreign merger control or competition laws and regulations, if applicable; it being agreed that no party shall be under any obligation to divest of any assets or hold separate any assets or take any other similar measures in connection with any demand therefor by any Governmental Authority as a pre-condition to the approval of the Transactions by any such Governmental Authority. Prior to making any application to or filing with any Governmental Authority in connection with this Agreement, each party shall provide the other party with drafts thereof (excluding any confidential information included therein) and afford the other party a reasonable opportunity to comment on such drafts. Each of the Company and Infor shall bear one half of the fees of any required filing to be made with any Governmental Authorities in connection with the Transactions.

5.04 Access to Information. From the date of this Agreement until the earlier of the Effective Time or the date this Agreement is properly terminated in accordance with Article 7, and subject to the requirements of any Law, including any anti-trust Law, the Company will, and will cause each of its subsidiaries and its and their affiliates, and each of their respective officers, directors, employees, agents, counsel, accountants, investment bankers, financial advisors and representatives (collectively, the “Company Representatives”) to, give Merger Sub and Infor and their respective officers, directors, employees, agents, counsel, accountants, investment bankers, financial advisors, representatives, consultants and financing sources (collectively, the “Purchaser Representatives”) access, upon reasonable notice and during the Company’s normal business hours, to the offices and other facilities, to the senior officers and other Company Representatives, and to the books and records of the Company and each of its subsidiaries and will cause the Company Representatives and its subsidiaries to furnish or make available to Infor, Merger Sub and the Purchaser Representatives such financial and operating data and such other information with respect to the business and operations of the Company or any of its subsidiaries as Infor, Merger Sub or the Purchaser Representatives may from time to time reasonably request. Unless otherwise required by Law, each of Infor and Merger Sub will, and will cause the Purchaser Representatives to, hold any such information in confidence in accordance with the terms of the Confidentiality Agreement (as defined below). Except as otherwise agreed to by the Company, and notwithstanding termination of this Agreement, the terms and provisions of the Confidentiality Agreement (the “Confidentiality Agreement”), between Infor and the Company shall apply to all information furnished to any Purchaser Representative by any Company Representative hereunder or thereunder.

5.05 Notification of Certain Matters. Each of the parties hereto shall promptly notify the others in writing of (a) receipt of any notice from any third party alleging that the consent of such third party is or may be required in connection with the Transactions, (b) any Company Material Adverse Effect or Purchaser Material Adverse Effect, as the case may be, (c) any material claims, actions, proceedings or governmental investigations commenced or, to its knowledge, threatened, involving or affecting the Company or any of its subsidiaries or any of their property or assets, (d) any representation or warranty made by such party contained in this Agreement becoming untrue or inaccurate in any material respect and (e) any failure of the Company, Merger Sub or Infor, as the case may be, to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it hereunder. Notwithstanding anything in this Agreement to the contrary, no such notification or investigation by any party shall affect the representations, warranties or covenants of any party or the conditions to the obligations of any party hereunder, nor shall it limit or otherwise affect the remedies available hereunder to the party receiving such notice.

5.06 Public Announcements. Each of the parties hereto agrees that, promptly following the execution of this Agreement, the Company shall (a) issue a press release substantially in the form attached hereto as Exhibit 5.06 announcing the execution of this

Agreement and the Transactions (the “Press Release”) and (b) file a current report with the SEC on Form 8-K attaching the Press Release and a copy of this Agreement as exhibits. Thereafter, the parties hereto agree to consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Merger and the other Transactions, agree to provide to each other for review a copy of any such press release or statement, and shall not issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable Law or any listing agreement with a securities exchange or Nasdaq.

5.07 Indemnification; Directors’ and Officers’ Insurance.

(a) The articles of incorporation and the bylaws of the Surviving Corporation shall contain provisions with respect to indemnification, advancement of expenses and director exculpation as are set forth in the Company’s articles of incorporation and bylaws as in effect at the date hereof (to the extent consistent with applicable Law), which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the persons who at any time prior to the Effective Time were entitled to indemnification, advancement of expenses or exculpation under the Company’s articles of incorporation or bylaws in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the Transactions), unless otherwise required by applicable Law.

(b) From and after the Effective Time and until 180 days following the expiration of any statute of limitation applicable to the claim asserted against an Indemnified Party (as hereafter defined) and for which indemnification is sought hereunder, the Surviving Corporation shall indemnify, defend and hold harmless each person who is or has been prior to the date hereof or who becomes prior to the Effective Time an officer, director, employee or agent of the Company (collectively, the “Indemnified Parties”) against all losses, claims, damages, expenses, liabilities or amounts that are paid in settlement of, or otherwise incurred (“Losses”) (but only to the extent such Losses are not otherwise covered by insurance and paid), in connection with any claim, action, suit, demand, proceeding or investigation (a “Claim”), to which any Indemnified Party is or may become a party to by virtue of his or her service as a present or former director, officer, employee or agent of the Company and arising out of actual or alleged events, actions or omissions occurring or alleged to have occurred at or prior to the Effective Time (including, without limitation, in connection with or relating to the Transactions), in each case, to the fullest extent permitted and provided in the Company’s articles of incorporation and bylaws as in effect at the date hereof (and shall pay expenses in advance of the final disposition of the Claim(s) that are reasonably incurred in defending any such action or proceeding to each Indemnified Party to the fullest extent permitted under the GBCC as provided in the Company’s articles of incorporation and bylaws as in effect at the date hereof, upon receipt from the Indemnified Party to whom expenses are advanced of the undertaking to repay such advances contemplated by the GBCC).

(c) Any Indemnified Party wishing to claim indemnification under this Section 5.07 after the Effective Time, upon learning of any such Claim, shall notify the Surviving Corporation thereof (although the failure to so notify the Surviving Corporation shall not relieve the Surviving Corporation from any liability that the Surviving Corporation may have under this Section 5.07, except to the extent such failure materially prejudices the Surviving Corporation). In the event of any such Claim, the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or if there is an actual or potential conflict of interest between, or different defenses exist for the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain counsel reasonably satisfactory to him or her and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received by the Surviving Corporation; provided, however, that (i) the Surviving Corporation shall not, in connection with any such action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations, be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties, (ii) the Surviving Corporation and the Indemnified Parties will cooperate in the defense of any such matter and (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent, which consent will not be unreasonably withheld or delayed; and provided, further, that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d) Prior to the Effective Time, the Company shall procure a “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy (the “Tail Policy”) with terms and conditions reasonably satisfactory to the Company Board, so long as the cost thereof does not exceed the amount set forth in Section 5.07(d) of the Company Disclosure Schedule in the aggregate, it being agreed that the Company shall use commercially reasonable efforts to obtain competitive quotes for such insurance coverage in an effort to reduce the cost thereof and shall keep Parent, Infor and Merger Sub reasonably informed of the status of the procurement of the Tail Policy and consult with Parent, Infor and Merger Sub prior to completing the procurement of the Tail Policy.

(e) This Section 5.07 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties referred to herein, their heirs, legal representatives, successors, assigns and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns. The provisions of this Section 5.07 are in addition to, and not in substitution for, any other rights to indemnification that the Indemnified Parties, their heirs and personal representatives may have by contract or otherwise.

(f) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each case, as a condition to such consolidation, merger, transfer or conveyance, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume and agree to perform the obligations set forth in this Section 5.07.

(g) In the event of a conflict between the provisions of this Section 5.07 and the provisions of the Company’s articles of incorporation and bylaws, as in effect as of the date hereof, providing for the indemnification of directors and officers, the provisions of such articles of incorporation and bylaws shall control.

5.08 Further Assurances; Reasonable Best Efforts. Except as otherwise provided in this Agreement, prior to the Effective Time, the parties hereto shall use their reasonable best efforts to take, or cause to be taken, all such actions as may be necessary or appropriate in order to effectuate, as expeditiously as practicable, the Merger and the other Transactions on the terms and subject to the conditions set forth in this Agreement.

5.09 [Intentionally Omitted].

5.10 No Solicitation.

(a) From and after the date hereof until the earlier of the Effective Time or the termination of this Agreement pursuant to Article 7, the Company, its subsidiaries and their affiliates shall not, and shall cause the Company Representatives not to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiry in connection with or the making of any proposal from any Person that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined in Section 5.10(f)), (ii) enter into, explore, maintain, participate in or continue any discussion or negotiation with any Person (other than Merger Sub, Infor or any of the Purchaser Representatives, as applicable) regarding an Acquisition Proposal, or furnish to any Person (other than Merger Sub, Infor or any of the Purchaser Representatives, as applicable) any information or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person (other than Merger Sub, Infor or any of the Purchaser Representatives, as applicable) to make or effect an Acquisition Proposal or (iii) enter into any agreement, arrangement or understanding with respect to, or otherwise endorse, any Acquisition Proposal; provided, however, that nothing contained in this Section 5.10 shall prohibit the Company Board or the Special Committee from furnishing information to, or engaging in discussions or negotiations with, any Person that makes an unsolicited Acquisition Proposal (which did not result from a breach of this Section 5.10) if (A) the Company Board or the Special Committee determines in good faith after consultation with its independent outside legal counsel, that such action is necessary for the Company Board to comply with its fiduciary duties to the Company’s shareholders under applicable Law, (B) the Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in Section 5.10(g)) and (C) prior to furnishing such information to, or engaging in discussions or negotiations with, such Person, the Company receives from such Person an executed confidentiality agreement (which agreement shall be provided to Infor for information purposes) with terms no less favorable to the Company, in all material respects, than those contained in the Confidentiality Agreement.

(b) From and after the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 7, if the Company Board or the Special Committee is entitled to furnish information to, or engage in discussions or negotiations with, any Person pursuant to Section 5.10(a), the Company Board may terminate this Agreement in respect of any Acquisition Proposal pursuant to the termination provisions set forth in Article 7 hereof if (A) such Acquisition Proposal constitutes a Superior Proposal and (B) the Company Board, based upon the recommendation of the Special Committee, shall have determined in good faith after consultation with independent outside legal counsel, that such action is necessary for the Company Board to comply with its fiduciary duties to the Company’s shareholders under applicable Law.

(c) The Company (i) will promptly (but in any event within one day) notify Infor orally and in writing of the receipt of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal including any request for information, the terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the Person making such request, Acquisition Proposal or inquiry and (ii) will keep Infor fully informed of the status and details (including amendments and proposed amendments) of any such request, Acquisition Proposal or inquiry. Prior to taking any of the actions referred to in Section 5.10(a), the Company Board shall promptly (but in any event within one day) notify Infor orally and in writing of any action it proposes to take with respect to such Acquisition Proposal. After taking any such action, the Company Board shall promptly advise Infor orally and in writing of the status of such action as developments arise or as requested by Infor. Without limiting the foregoing, at least two days prior to taking any of the actions referred to in Section 5.10(b), the Company Board shall notify Infor of any such action it proposes to take and, during such two day period, the Company Board or the Special Committee, as applicable, shall negotiate in good faith with Infor with respect to any revised proposal to acquire the Common Shares that Infor may make prior to or during such two day period.

(d) Nothing contained in this Agreement shall prevent the Company Board from taking, and disclosing to the Company’s shareholders, a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to any tender offer; provided, however, that none of the Company, the Company Board, the Special Committee or any Company Representative shall, except as permitted by Section 5.10(b), propose to approve or recommend any Acquisition Proposal.

(e) The Company and each of its subsidiaries shall immediately cease and cause its affiliates and the Company Representatives to cease any and all existing activities, discussions or negotiations with any parties (other than Merger Sub, Infor or any of the Purchaser Representatives, as applicable) conducted heretofore with respect to any Acquisition Proposal, and shall use its reasonable efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company in connection with such Acquisition Proposal to return or destroy all such information in the possession of any such party or its representatives.

(f) For purposes of this Agreement, “Acquisition Proposal” shall mean any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition or purchase of 10% or more of the total assets of the Company or any of its subsidiaries, in a single transaction or series of related transactions, (ii) any direct or indirect acquisition or purchase of 10% or more of any class of equity securities of the Company or any of its subsidiaries, in a single transaction or series of related transactions, (iii) any tender offer or exchange offer (including a self-tender offer) that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of the Company or any of its subsidiaries, (iv) any merger, consolidation, share exchange, business combination, recapitalization, reclassification or other similar transaction involving the Company or any of its subsidiaries or (v) any public announcement of an agreement, proposal or plan to do any of the foregoing, other than the Transactions contemplated by this Agreement.

(g) For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal by a Person that (i) the Company Board or the Special Committee has determined in good faith, after consultation with the Financial Advisor or any other independent financial advisor of nationally recognized reputation, is more favorable from a financial point of view to the Company’s shareholders than the Merger (including any adjustment to the terms and conditions thereof proposed in writing by Infor in response to any such Acquisition Proposal), (ii) the Company Board or the Special Committee has determined in good faith, after consultation with its independent outside legal counsel, that is of such a nature that they must accept such Acquisition Proposal in order for the Company Board to comply with its fiduciary duties to the Company’s shareholders under applicable Law and (iii) is reasonably capable of being consummated in a timely manner (taking into account all financial, regulatory, legal and other aspects of such proposal (including, without limitation, the ready availability of cash on hand and/or commitments for the same, in each case as applicable, required to consummate any such Acquisition Proposal and any antitrust or competition Law approvals or non-objections)).

5.11 Third Party Standstill Agreements. From the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 7 or the Effective Time, the Company shall not terminate, amend, modify or waive any material provision of any confidentiality or standstill agreement to which the Company is a party (other than involving Infor or its affiliates). During such period, the Company agrees to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements, including, but not limited to, seeking injunctions to prevent any breaches of such agreements or to enforce specifically the terms and provisions thereof in a court in the United States or any state thereof having jurisdiction.

5.12 SEC Reports. From the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 7 or the Effective Time, the Company shall use reasonable efforts to file on a timely basis all SEC Reports required to be filed by it with the SEC under the Exchange Act, the Securities Act and the published rules and regulations of the SEC under either of the foregoing applicable to such SEC Reports, which SEC Reports shall comply in all material respects with the requirements of the Exchange Act, the Securities Act and the published rules and regulations of the SEC thereunder, each as applicable to such SEC Reports.

5.13 Delisting. Each of the parties hereto agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary (i) to delist the Common Shares from the Nasdaq and (ii) to terminate the registration of the Common Shares under the Exchange Act; provided that such delisting and termination shall not be effective until or after the Effective Time.

5.14 Financing. The Company shall provide, and shall cause its subsidiaries and the Company Representatives to provide, all reasonable cooperation in connection with the arrangement of any financing to be obtained by Infor and its affiliates or the Surviving Corporation in connection with the Transactions (the “Financing”) including, without limitation, (a) promptly providing to Infor’s financing sources all material financial information in their possession with respect to the Company and the Transactions as reasonably requested by Infor or Infor’s financing sources, including, but not limited to, information and projections prepared by the Company relating to the Company and the Transactions, provided such financing sources shall be deemed to be one of Infor’s “representatives” under the Confidentiality Agreement and subject to all obligations imposed therein upon a “representative,” (b) making the Company’s senior officers and other Company Representatives reasonably available to Infor’s financing sources in connection with such Financing, to reasonably participate in due diligence sessions and to reasonably participate in presentations related to the Financing, including, without limitation, presentations to rating agencies, (c) reasonably assisting in the preparation of one or more appropriate offering documents and assisting Infor’s financing sources in preparing other appropriate marketing materials, in each case to be used in connection with the Financing and (d) updating title and releasing security interests in the public records for the Company’s and its subsidiaries’ assets (including their respective material registered Intellectual Property and applications therefor). Infor and Merger Sub shall use commercially reasonable efforts to cause the financing to be obtained under, and on the terms set forth in, the Commitment Letters; provided, however, that Infor and Merger Sub shall be entitled to enter into commitments for alternative financing with other Persons or to modify the capital structure set forth in the Commitment Letters so long as the total committed financing is no less than the amount set forth in the Commitment Letters. Parent, Infor and Merger Sub shall keep the Company reasonably informed of the status of the Financing and shall, in all events, promptly notify the Company of any material change in any material terms and conditions of the Financing from the terms and conditions contained in the Commitment Letters or any other material event or circumstance related to the Financing that, in either such case, could reasonably be expected to cause the Financing (or any permitted alternative financing) to be unavailable to Parent, Infor and Merger Sub as of the Expiration Date.

5.15 Rights Agreement. Unless this Agreement has been terminated pursuant to Article 7 hereof, the Company, acting through the Company Board or otherwise, shall not, without the prior written consent of Infor or except as otherwise provided herein, (a) amend, alter or modify the Rights Agreement or (b) take any action with respect to, or make any determination under, the Rights Agreement.

5.16 Shareholder Litigation. Each of the parties hereto shall give the others the reasonable opportunity to participate in the defense of any shareholder litigation against the Company, Infor or Merger Sub, as applicable, and their directors relating to the Transactions. The Company agrees that it will not settle any litigation currently pending, or commenced after the date hereof, against the Company or any of its directors by any shareholder of the Company relating to this Agreement or the Merger, without the prior written consent of Infor (which will not be unreasonably conditioned, withheld or delayed). The Company will not voluntarily cooperate with any third party which has sought or may hereafter seek to restrain or prohibit or otherwise oppose the Merger and will cooperate with Infor to resist any such effort to restrain or prohibit or otherwise oppose the Merger.

5.17 Conveyance Taxes. Merger Sub and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees or any similar Taxes which become payable by the Company or any of its subsidiaries in connection with the Transactions that are required or permitted to be filed on or before the Effective Time.

5.18 Special Meeting. Unless this Agreement has been terminated pursuant to Article 7 hereof, the Company shall take no action to call a special meeting of shareholders of the Company without the prior consent of Infor unless compelled by legal process, except in accordance with this Agreement.

5.19 State Takeover Laws. The Company shall, upon the request of Infor, take all reasonable steps to assist in any challenge by Infor to the validity or applicability to the Transactions, including the Merger, of any state takeover law.

5.20 Transition Assistance. The parties hereto shall work cooperatively to implement a transition plan to be developed by Infor to integrate the businesses of the Company and Infor as seamlessly as possible and as soon as reasonably practicable on or after the Effective Time. Without limiting the generality of the foregoing, the Company will assist Infor in an effort to integrate and rationalize the separate employee benefit plans and arrangements maintained by each of the Company and Infor as soon as possible on or after the Effective Time, and will take all commercially reasonable actions requested by Infor in furtherance thereof. Prior to the Effective Time, the Company Board shall adopt resolutions terminating the Mapics, Inc. 401(k) Plan effective immediately prior to the Effective Time. As of the Effective Time, the Company shall make no further contributions to the Mapics, Inc. 401(k) Plan (other than contributions which relate to compensation paid for services rendered on or prior to the date of the termination of the Mapics, Inc. 401(k) Plan), all participants in the Mapics, Inc. 401(k) Plan shall vest 100% in their respective account balances, and the plan administrator of the Mapics, Inc. 401(k) Plan shall be authorized, but not directed, to apply for a favorable determination letter from the Internal Revenue Service with respect to the termination of the Mapics, Inc. 401(k) Plan. The Company shall be entitled to communicate, prior to the Effective Time, with the employees of the Company and other participants in the Mapics, Inc. 401(k) Plan regarding the effect of such plan termination.

5.21 Termination of Agreements. The Company shall, promptly following the execution of this Agreement, take all steps required to terminate the Contracts listed on Section 5.21 of the Company Disclosure Schedule.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.01 Conditions to the Obligations of Each Party. The respective obligations of the Company, Infor and Merger Sub to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:

(a) Company Shareholder Approval. The Company shall have obtained the Shareholder Approval at the Shareholders Meeting in accordance with the GBCC, the Company’s articles of incorporation and its bylaws.

(b) No Orders and Injunctions. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent (collectively, “Order”), that is then in effect and has the effect of preventing or prohibiting consummation of the Merger or otherwise imposing material limitations on the ability of Merger Sub and Infor effectively to acquire or hold the business of the Company and its subsidiaries; provided, however, that each of the parties hereto shall use their commercially reasonable efforts to have any such Order vacated.

(c) Material Consents. All material consents, approvals, permits of, authorizations from, notifications to and filings with any Governmental Authorities required to be made or obtained prior to the consummation of the Merger shall have been made or obtained.

(d) HSR Act. Any waiting period (and any extension thereof) under the HSR Act or merger control or competition laws or regulations applicable to the consummation of the Merger shall have expired or terminated.

6.02 Conditions to Obligations of Parent, Merger Sub and Infor. The obligations of each of Parent, Merger Sub and Infor to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following additional conditions, unless waived by Infor, acting under the direction of its board of directors, in writing prior to the Effective Time:

(a) Representations and Warranties. The Identified Company Representations (as defined below) shall be true and correct in all respects and all other representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects (i) as of the date of this Agreement and (ii) as of the Closing Date as though then made on and as of the Closing Date, except for those representations and warranties that address matters only as of a particular date or time (in which case such Identified Company Representations shall be true and correct as of such date or time and all other such representations and warranties shall be true and correct in all material respects as of such date or time); provided that, in the event of a breach of a representation or warranty other than an Identified Company Representation, the condition set forth in this Section 6.02(a) shall be deemed satisfied unless the effect of all such breaches of representations and warranties taken together has had, or could reasonably be expected to have, a Company Material Adverse Effect. “Identified Company Representations” means (i) any representation or warranty of the Company qualified by Company Material Adverse Effect, (ii) representations or warranties of the Company as to the performance by the Company of its material obligations under this Agreement and (iii) the representations and warranties of the Company set forth in Section 3.03(a) (other than (A) changes in such section relating to (I) the exercise of Options or Warrants granted on or prior to the close of business on January 24, 2005, (II) the issuance of Common Shares upon the exercise of Options or Warrants granted on or prior to the close of business on January 24, 2005, (III) the issuance of Common Shares pursuant to the Purchase Plan or the DSIP, each as in effect as of the date hereof and (B) unintentional inaccuracies in such representations and warranties that would result in an increase in the aggregate Merger Consideration payable by Infor and Merger Sub in an amount not to exceed $50,000), Section 3.10 and the last sentence of Section 3.07(b).

(b) Covenants and Agreements. The Company shall have, in all material respects, performed all obligations and complied with all agreements and covenants required to be performed by it or complied with by it under this Agreement at or prior to the Effective Time.

(c) [Intentionally Omitted].

(d) No Company Material Adverse Effect. Since September 30, 2004, no effect, event or change shall have occurred which has had, or could reasonably be expected to have, a Company Material Adverse Effect.

(e) No Litigation. There shall not be pending by or before any Governmental Authority any suit, action or proceeding (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other Transactions, (ii) seeking to prohibit or limit the ownership or operation by the Company or any of its subsidiaries of any material portion of the business or assets of the Company or any of its subsidiaries, to dispose of or hold separate any material portion of the business or assets of the Company or any of its subsidiaries, as a result of the Merger or any of the other Transactions or (iii) seeking to impose limitations on the ability of Infor, Merger Sub or any of their respective affiliates, to acquire or hold, or exercise full rights of ownership of, any Common Shares, including, without limitation, the right to vote Common Shares on all matters properly presented to the shareholders of the Company.

(f) [Intentionally Omitted].

(g) Dissenters. The holders of not more than 5% of the outstanding Common Shares shall have demanded appraisal of their Common Shares in accordance with the GBCC.

(h) Officers’ Certificate. At the Closing, the Company shall deliver an Officers’ Certificate, duly executed by the Company’s Chief Executive Officer and Chief Financial Officer and dated as of the Closing Date, stating that the conditions to Closing set forth in Sections 6.02(a) and (b) above have been satisfied.

(i) Certified Copies. At the Closing, the Company shall deliver certified copies of (i) the resolutions duly adopted by the Company Board authorizing the execution, delivery and performance of this Agreement and the Transactions, (ii) the resolutions duly adopted by the Company’s shareholders adopting this Agreement and (iii) the articles of incorporation and the bylaws of the Company as then in effect immediately prior to the Effective Time.

(j) Director Resignations. At the Closing, the Company shall deliver signed letters of resignation from each director of the Company and each of its subsidiaries pursuant to which each such director resigns from his or her position as a director of the Company or such subsidiary and makes such resignation effective at or prior to the Effective Time.

6.03 Conditions to Obligation of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following additional conditions, unless waived by the Company in writing prior to the Effective Time:

(a) Representations and Warranties. The Identified Purchaser Representations (as defined below) shall be true and correct in all respects and all other representations and warranties of Parent, Infor and Merger Sub set forth in this Agreement shall be true and correct in all material respects(i) as of the date of this Agreement and (ii) as of the Closing Date as though then made on and as of the Closing Date, except for those representations and warranties that address matters only as of a particular date or time (in which case such Identified Purchaser Representations shall be true and correct as of such date or time and all other such representations and warranties shall be true and correct in all material respects as of such date or time); provided that, in the event of a breach of a representation or warranty other than an Identified Purchaser Representation, the condition set forth in this Section 6.03(a) shall be deemed satisfied unless the effect of all such breaches of representations and warranties taken together has had, or could reasonably be expected to have, a Purchaser Material Adverse Effect. “Identified Purchaser Representations” means (i) any representation or warranty of Infor or Merger Sub qualified by Purchaser Material Adverse Effect and (ii) the representations and warranties of Infor and Merger Sub set forth in Section 4.06.

(b) Covenants and Agreements. Each of Merger Sub, Infor and Parent shall have, in all material respects, performed all obligations and complied with all agreements and covenants required to be performed by them or complied with by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. At the Closing, each of Merger Sub, Infor and Parent shall deliver an Officers’ Certificate, duly executed by their respective Chief Executive Officer and Chief Financial Officer and dated as of the Closing Date, stating that the conditions to Closing set forth in Sections 6.03(a) and (b) above have been satisfied.

(d) Certified Copies. At the Closing, Merger Sub, Infor and Parent shall deliver certified copies of (i) the resolutions duly adopted by each of Merger Sub’s, Infor’s and Parent’s boards of directors authorizing the execution, delivery and performance of this Agreement and the Transactions, (ii) the resolutions duly adopted by Merger Sub’s shareholder(s) approving this Agreement and the Transactions and (iii) the amended and restated articles of incorporation and bylaws of Merger Sub as then in effect immediately prior to the Effective Time.

ARTICLE 7

TERMINATION

7.01 Termination by Mutual Consent. This Agreement may be terminated and the Merger and other Transactions may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the shareholders of the Company, by the mutual written consent of the Company, acting under the direction of the Company Board, and Parent, Infor and Merger Sub, acting under the direction of their respective boards of directors.

7.02 Termination by Parent, Merger Sub, Infor or the Company. This Agreement may be terminated and the Merger and other Transactions may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the shareholders of the Company, by either Parent, Merger Sub and Infor, on the one hand, by action of their respective boards of directors, or the Company, on the other hand, by action of the Company Board, if:

(a) any Governmental Authority shall have issued an Order (which has not been vacated, withdrawn or overturned) permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, the Common Shares pursuant to the Merger and such Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(a) shall not be available to any party that has failed to perform in all material respects its obligations under Section 5.08 or the proviso contained in Section 6.01(b);

(b) the Merger shall not have been consummated on or before the Expiration Date (as defined below); provided, however, that the right to terminate this Agreement under this Section 7.02(b) shall not be available to any party whose failure to perform any covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Merger to have been consummated on or before the Expiration Date;

(c) there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited; or

(d) the Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Shareholders Meeting or at any adjournment or postponement thereof or by written consent.

For purposes of this Agreement, the “Expiration Date” shall mean June 15, 2005; provided that if the Debt Commitment Letter is extended or otherwise amended to provide for a later expiration date, the Expiration Date shall be the first to occur of (i) such later expiration date provided for in such extended or amended Debt Commitment Letter and (ii) July 15, 2005.

7.03 Termination by Parent, Merger Sub and Infor. This Agreement may be terminated and the Merger and other Transactions may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the shareholders of the Company, by action of the board of directors of Parent, Merger Sub and Infor, if:

(a) the Company shall have breached in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement (a “Terminating Company Breach”) and such Terminating Company Breach (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) has not been cured within five days after notice thereof is received by the Company (provided that the Company shall not be entitled to any cure period for any breach of Section 5.10 hereof); provided that Parent, Infor and Merger Sub shall have no right to terminate this Agreement pursuant to this Section 7.03(a) if there is an uncured Terminating Merger Sub Breach at the time of the Terminating Company Breach; or

(b) (i) the Company Board or the Special Committee withdraws, modifies or changes in a manner adverse to Merger Sub and Infor its approval and favorable recommendation of this Agreement and the Merger, (ii) the Company Board or the Special Committee shall have approved or recommended to the shareholders of the Company, taken no position with respect to, or failed to recommend against acceptance of, any Acquisition Proposal, (iii) the Company fails to call the Shareholders Meeting or fails to mail the Proxy Statement within ten days after being cleared by the SEC or fails to include in such statement the favorable recommendation referred to above, (iv) the Company Board or the Special Committee takes any action described in the proviso to Section 5.02(a) of this Agreement or (v) the Company, the Company Board or the Special Committee resolves to do any of the foregoing.

7.04 Termination by the Company. This Agreement may be terminated by the Company, acting under the direction of the Company Board, and the Merger and other Transactions may be abandoned:

(a) if, at any time prior to the Effective Time, before or after the approval of this Agreement by the shareholders of the Company, (i) Parent, Merger Sub or Infor shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements set forth in this Agreement (a “Terminating Merger Sub Breach”) and such Terminating Merger Sub Breach (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is not cured within five days after written notice thereof is received by Parent, Merger Sub and Infor; provided that the Company shall have no right to terminate this Agreement pursuant to this Section 7.04(a) if there is an uncured Terminating Company Breach at the time of the Terminating Merger Sub Breach, or (ii) Parent, Infor and Merger Sub shall fail to consummate the Merger on the day immediately following the last to occur of (A) March 14, 2005 and (B) the third business day following the satisfaction (or waiver if permissible) of the conditions set forth in Section 6.01 and Section 6.02 that by their terms are not to be satisfied at the Closing; or

(b) at any time prior to or after the approval of this Agreement by the shareholders of the Company, pursuant to and in accordance with Section 5.10(b); (provided that the Company shall have complied with the provisions of Section 5.10 in all material respects, including, without limitation, the notice provisions therein, and shall have concurrently with such termination made all payments to Merger Sub and Infor required by Section 8.01).

7.05 Effect of Termination. In the event of the termination of this Agreement and abandonment of the Merger and other Transactions pursuant to this Article 7, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of any party or its officers, directors, shareholders, affiliates and agents, other than the provisions of the last sentence of Section 5.04 and the provisions of Sections 5.06, 7.05, 8.01, 8.03 and 8.08. Nothing contained in this Section 7.05 shall relieve any party hereto from liability for any breach of this Agreement.

ARTICLE 8

MISCELLANEOUS

8.01 Payment of Fees and Expenses.

(a) Except as otherwise specified in this Agreement, each of the parties hereto shall bear their own Expenses (as defined below) incurred by or on behalf of such party in preparing for, entering into and carrying out this Agreement and the consummation of the Merger and the financing of the Transactions. “Expenses” as used in this Agreement shall include all out-of-pocket expenses (including, without limitation, all fees and expenses of outside counsel, investment bankers, banks, other financial institutions, accountants, financial printers, experts and consultants to a party hereto) incurred by a party or on its behalf in connection with or related to the investigation, due diligence examination, authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions and the financing thereof and all other matters contemplated by this Agreement and the closing thereof, together with any out-of-pocket costs and expenses incurred by any party in enforcing any of its rights set forth in this Agreement, whether pursuant to litigation or otherwise.

(b) If this Agreement is terminated pursuant to Section 7.02(d), then immediately following such termination, the Company shall pay Parent, Merger Sub and Infor for their reasonably incurred out-of-pocket Expenses in an aggregate amount not to exceed Three Million Dollars ($3,000,000). If this Agreement is terminated pursuant to Section 7.02(d) and (i) an offer with respect to any transaction of the type described in the definition of “Acquisition Proposal” has been publicly announced and not withdrawn at the time of the Shareholder Meeting and (ii) the Company enters into, or closes, any transaction of the type described in the definition of “Acquisition Proposal” at any time on or prior to the date which is nine months following such termination, then, concurrently with the first to occur of the entry into a definitive agreement with respect to, or the closing of, any such transaction, the Company shall pay Infor (as agent for itself, Parent or Merger Sub) the Company Break-Up Fee (as defined below).

(c) If this Agreement is terminated (i) by Parent, Infor and Merger Sub pursuant to Section 7.03(b) or (ii) by the Company pursuant to Section 7.04(b) then, in any such case, concurrently with any such termination of this Agreement, the Company shall pay to Infor (as agent for itself, Parent and Merger Sub) the Company Break Up Fee (as defined below) plus Parent’s, Infor’s and Merger Sub’s reasonably incurred out-of-pocket Expenses in an aggregate amount not to exceed Three Million Dollars ($3,000,000). “Company Break Up Fee” means cash in immediately available funds in an amount equal to Twelve Million Dollars ($12,000,000).

(d) If this Agreement is terminated by the Company pursuant to Section 7.04(a) then, in such case, concurrently with any such termination of this Agreement, Infor shall pay to the Company cash in immediately available funds in an aggregate amount equal to Fifteen Million Dollars ($15,000,000).

(e) All amounts payable by under this Section 8.01 shall be paid in cash and in immediately available funds to such account as Infor or the Company, as applicable, may designate in writing to the other party.

(f) The parties agree that the agreements contained in this Section 8.01 and the amounts payable as provided in this Section 8.01 are an integral part of the Transactions, that such amounts represent the damages that the party receiving such payment will incur if the conditions giving rise to such payments occur and that such payments constitute liquidated damages and not a penalty.

8.02 Guarantee. Infor and Parent jointly and severally hereby irrevocably and unconditionally guarantee the due and punctual performance of Merger Sub’s obligations hereunder and Parent hereby irrevocably and unconditionally guarantees the due and punctual performance of Infor’s obligations hereunder; provided, however, that such guarantee shall terminate concurrently with the satisfaction of Merger Sub’s obligation to deposit funds with the Agent pursuant to Section 2.03(a). Infor and Parent will cause Merger Sub to perform its obligations under this Agreement.

8.03 No Survival. The representations, warranties and agreements made in this Agreement shall not survive beyond the Effective Time or the termination of this Agreement in accordance with Article 7 hereof. Notwithstanding the foregoing, the agreements set forth in Articles 1 and 2, Section 5.07 and Article 8 shall survive the Effective Time and those set forth in Section 7.05 shall survive termination.

8.04 Modification or Amendment. This Agreement may be amended by the parties hereto at any time before or after approval of this Agreement by the shareholders of the Company; provided, however, that after any such approval, there shall not be made any amendment that by law requires the further approval by such shareholders without such further approval. Without limiting the foregoing, this Agreement may not be amended or modified except by an instrument in writing signed by the parties.

8.05 Entire Agreement; Assignment. This Agreement (including the documents and the instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party (except that each of Parent, Infor and Merger Sub may assign its rights, interests and obligations (a) to any of their respective affiliates or direct or indirect subsidiaries without the consent of the Company, so long as they remain primarily obligated with respect to any such delegated obligation or (b) for collateral security purposes to any lender providing financing to Parent, Infor or Merger Sub without the consent of the Company). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.06 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect.

8.07 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by overnight courier or telecopier to the respective parties as follows:

If to Parent, Infor or Merger Sub:

Infor Global Solutions Topco Ltd.

Infor International Limited

Magellan Merger Sub, Inc.

11720 Amber Park Drive, Suite 400

Alpharetta, GA 3004

Attention: C. James Schaper, CEO & Chairman

Facsimile No.: (678) 319-5001

with a copy to:

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, IL 60601

Attention: Jeffrey C. Hammes, P.C.

       Gary M. Holihan

Facsimile No.: (312) 861-2200

If to the Company:

MAPICS, Inc.

1000 Windward Concourse Parkway, Suite 100

Alpharetta, GA 30005

Attention: Richard C. Cook, President & CEO

Facsimile No.: (678) 319-8950

with a copy to:

Alston & Bird LLP

One Atlantic Center

1201 Peachtree Street

Atlanta, GA 30309

Attention: Sidney Nurkin

Facsimile No.: (404) 881-7777

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above; provided that notice of any change of address shall be effective only upon receipt thereof.

8.08 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8.09 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

8.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement, and any one of which may be delivered by facsimile.

8.11 Certain Definitions. As used in this Agreement:

(a) the term “affiliate,” as applied to any person, shall mean any other person directly or indirectly controlling, controlled by, or under common control with, that person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise;

(b) the term “knowledge,” of any person which is not an individual means (i) with respect to the Company, the actual knowledge of Richard C. Cook, Martin D. Avallone, W. David Morgan, Alan MacLamroc, Michael P. Dolan, Sandra Hoffman and Thomas F. Aery (and any such person’s replacement) and (ii) with respect to Infor and Merger Sub, the actual knowledge of such person’s Chief Executive Officer and Chairman; Chief Financial Officer; Vice President, Mergers and Acquisitions; and Senior Vice President and General Counsel;

(c) the term “Person” or “person” shall include individuals, corporations, partnerships, trusts, other entities and groups (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act); and

(d) the term “subsidiary” or “subsidiaries” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity or beneficial interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

8.12 Specific Performance. The parties hereto agree that, except with respect to the specific circumstances addressed in Section 8.01 hereof, irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled hereunder at law or in equity.

8.13 Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso in Section 8.04, waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

8.14 Third-Party Beneficiaries. Except for the provisions of Section 5.07, this Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies.

8.15 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, unless the effects of such invalidity, illegality or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.16 Submission to Jurisdiction. Each of the parties hereto submits to the exclusive jurisdiction of any state or federal court sitting in Atlanta, Georgia in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each of the parties hereto also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto. Any party hereto may make service on any other party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 8.07 above. Nothing in this Section 8.16, however, shall affect the right of any party to serve legal process in any other manner permitted by law or at equity. Each party hereto agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

* * * * *

IN WITNESS WHEREOF, each of the parties has caused this Agreement and Plan of Merger to be executed on its behalf by its respective officer thereunto duly authorized, all as of the day and year first above written.

MAPICS, Inc.

By:	/s/ Richard C. Cook
Name:	Richard C. Cook
Title:	President and CEO

Magellan Merger Sub, Inc.

By:	/s/ C. James Schaper
Name:	C. James Schaper
Title:	President

Infor International Limited

By:	/s/ C. James Schaper
Name:	C. James Schaper
Title:	Director and Authorized Signatory

Infor Global Solutions Topco Ltd.

By:	/s/ C. James Schaper
Name:	C. James Schaper
Title:	Chief Executive Officer